Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

VERISIGN, INC.,

a Delaware corporation,

AND

TRANSACTION NETWORK SERVICES, INC.,

a Delaware corporation

DATED AS OF MARCH 2, 2009

i

(continued)

(continued)

		Page

Section 5.17.	Non-Solicitation	44
Section 5.18.	Noncompetition	45
Section 5.19.	UCC Termination Statements	46
Section 5.20.	Covenant Not to Sue	46

ARTICLE VI
EMPLOYEE MATTERS

Section 6.01.	Offers and Terms of Employment	47
Section 6.02.	Assumption of Liabilities	48
Section 6.03.	[Reserved.]	49
Section 6.04.	Participation in Purchaser Benefit Plans	49
Section 6.05.	WARN Act Compliance	49
Section 6.06.	No Amendments or Third-Party Beneficiaries	50

ARTICLE VII
TAX MATTERS

Section 7.01.	Transfer Taxes	50
Section 7.02.	Tax Characterization of Adjustments	50
Section 7.03.	Parties’ Responsibility	50

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.01.	Conditions to Each Party’s Obligation	51
Section 8.02.	Conditions to Obligations of Seller	51
Section 8.03.	Conditions to Obligations of Purchaser	52

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.01.	Termination	53
Section 9.02.	Effect of Termination	54
Section 9.03.	Termination Fee	54

ARTICLE X
INDEMNIFICATION

Section 10.01.	Indemnification; Remedies	55
Section 10.02.	Notice of Claim; Defense	57
Section 10.03.	No Duplication; Exclusive Remedy	58

(continued)

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT is dated as of March 2, 2009, between VERISIGN, INC., a Delaware corporation (“VeriSign” or “Seller”), and TRANSACTION NETWORK SERVICES, INC., a Delaware corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller beneficially owns and operates (directly and through its Subsidiaries (as defined below)) the Business (as defined below); and

WHEREAS, Seller wishes to transfer (and cause its Subsidiaries to transfer) to Purchaser or its designated wholly owned Subsidiaries, and Purchaser wishes to purchase and assume (or cause its designated wholly owned Subsidiaries to purchase and assume), the Assets and the Assumed Liabilities (each as defined below) from Seller and its Subsidiaries, all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.  Certain Defined Terms.  As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to Seller than those contained in the Confidentiality Agreement.

“Action” means any litigation, action, claim, subpoena, suit, investigation, complaint, originating application to an employment tribunal, binding arbitration or proceeding.

“Affiliate” means, with respect to any specified Person, any other Person who or that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Agreement” means this Agreement, including the Seller Disclosure Schedule and all Exhibits and Schedules hereto and thereto, and all amendments hereto and thereto made in accordance with Section 11.09.

“Ancillary Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the Foreign Acquisition Agreements, the Intellectual Property License Agreement, the ATLAS License Agreement, the Intellectual Property Assignment Agreement, the Transition Services Agreement, the Messaging Agreement and the real estate transfer documents relating to the transfer of the Owned Real Property pursuant to this Agreement.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the parties thereto on the Closing Date, in the form of Exhibit A.

“Assumed Contracts” means all Material Contracts and all other Contracts relating exclusively to the Business (including those Contracts entered into after the date hereof in accordance with Section 5.01 of this Agreement).

“ATLAS Licensing Agreement” means the license agreement to be executed by the parties thereto on the Closing Date, with terms and conditions consistent in all material respects with those set forth on the term sheet attached as Exhibit B.

“Base Working Capital” means $25,000,000.

“Benefit Plan” means (i) each “employee benefit plan,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and (ii) each material employment, consulting, severance, termination, retirement, change in control, retention, incentive or deferred compensation, bonus, stock option or other equity based, vacation or holiday pay, dependent care assistance, excess benefit, salary continuation, medical, life or other insurance, pension, supplemental retirement, supplemental unemployment or other fringe benefit plan, policy, program, agreement, arrangement or commitment.

“Bill of Sale” means the bill of sale and conveyance to be executed by the parties thereto on the Closing Date, in the form of Exhibit C.

“Business” means the following services provided by Seller’s Communications Services Group (a) the provision of products and services based on the operation and delivery of Signaling System 7 signaling services, (b) the hosting of telecommunication databases, consisting of a calling name database, a line-information database, a toll-free database and local number portability products, (c) the delivery of services that address the roaming needs of wireless carriers, consisting of network signaling, protocol normalization, real-time message visibility services, data roaming exchange and clearinghouse services for financial settlement (but specifically excluding all roaming and clearing services provided by Seller’s Brazil Subsidiary, Seller’s Messaging Group or Seller’s Billing and Commerce Group, such as Outcollect Billing and Exchange, and prepaid Real-Time Roaming), (d) the delivery of services necessary to establish and operate a centralized registry of subscription-related information for telephone-mapping between telephone numbers and IP addresses, consisting of Seller’s ENUM-based number identity registry and (e) the delivery of services that interconnect or are used in conjunction with Voice Over Internet Protocol networks, consisting of Seller’s “network routing directory services,” “IP connect” services and “PBX IP connect” services; but excluding in all instances Excluded Assets and Overhead and Shared Services.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York, USA.

“Change of Control Agreement” means each Change of Control Agreement to be executed by Seller and a Change of Control Employee on or prior to the Closing Date, in the form of Exhibit D.

“Change of Control Employee” means any current employee of Seller or any of its Subsidiaries who is listed in Section 1.01(a)(i) of the Seller Disclosure Schedule.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consent” means any approval, authorization, consent, order, license, declaration, permission, permit, qualification, exemption or waiver by any third party or Governmental Authority.

“Contract” means any contract, agreement, lease, ground lease, or commitment, license, sublicense, permit, mortgage, purchase order, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing to which Seller or any of its Subsidiaries is a party or by which any property of Seller or any Subsidiary of Seller is bound.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The term “Controlled” shall have a correlative meaning.

“Employee” means any current employee of Seller or any of its Subsidiaries employed in connection with the operation of the Business who is listed in Section 1.01(a)(ii) of the Seller Disclosure Schedule.

“Environmental Law” means any applicable Law relating to pollution or protection of the environment, natural resources, worker health and safety or human health and safety.

“Environmental Permit” means any permit, approval, license or other authorization required under any Environmental Law to conduct the Business as currently conducted, own the Assets and occupy the Owned Real Property.

“Equipment” means furniture and office equipment, goods, furnishings, fixtures, machinery, telecommunications, manufacturing and other equipment and other interests in tangible personal property listed in Section 1.01(a)(iii) of the Seller Disclosure Schedule, excluding in all cases any Intellectual Property Rights covering, embodied in or connected to any of the foregoing (other than where such Intellectual Property Rights are included in the Assets or, in the case of computer programs or databases, where Purchaser has provided evidence reasonably satisfactory to Seller that Purchaser holds a license to (or otherwise has the right to use) such computer programs or databases).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is or ever has been under common control, or which is or ever has been treated as a single employer, with Seller or its respective Affiliates under Section 414(b), (c), (m) or (n) of the Code or Section 4001(a)(14) or (b) of the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Working Capital Adjustment” means an amount (which may be positive or negative) equal to:

(i) if the Estimated Working Capital is greater than or equal to the Working Capital Floor but less than or equal to the Working Capital Ceiling, zero;

(ii) if the Estimated Working Capital is greater than the Working Capital Ceiling, an amount equal to the Estimated Working Capital minus the Working Capital Ceiling; and

(iii) if the Estimated Working Capital is less than the Working Capital Floor, an amount equal to the Estimated Working Capital minus the Working Capital Floor.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules, regulations, schedules and forms thereunder.

“Final Working Capital Adjustment” means an amount (which may be positive or negative) equal to:

(i) if the Final Working Capital is greater than or equal to the Working Capital Floor but less than or equal to the Working Capital Ceiling, zero;

(ii) if the Final Working Capital is greater than the Working Capital Ceiling, an amount equal to the Final Working Capital minus the Working Capital Ceiling; and

(iii) if the Final Working Capital is less than the Working Capital Floor, an amount equal to the Final Working Capital minus the Working Capital Floor.

“Governmental Authority” means any U.S. or foreign, multinational, federal, state, provincial or local authority, legislative body, court, government or self-regulatory organization (including any stock exchange), commission, tribunal or organization, or any regulatory agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means (a) petroleum, petroleum products, asbestos in any form that is friable or polychlorinated biphenyls and (b) any chemical, material or other substance regulated as hazardous or as a pollutant, contaminant or waste under any Environmental Law or that may otherwise serve as the basis for liability under Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder, each as amended from time to time.

“Intellectual Property Assignment Agreements” means the Intellectual Property Assignment Agreements to be executed by the parties thereto on the Closing Date, in the forms of Exhibit E-1 and Exhibit E-2.

“Intellectual Property License Agreement” means the Intellectual Property License Agreement to be executed by the parties thereto on the Closing Date, in the form of Exhibit F.

“Intellectual Property Rights” means all intellectual property rights throughout the world, including all (a) patents (including all reissues, divisions, continuations, continuations in part, re-examinations and extensions thereof) and patent applications, (b) Trademarks (including registrations, applications and renewals therefor), including any goodwill associated therewith, (c) copyrights and other works of authorship and moral rights (including registrations, applications and renewals therefor), (d) trade secrets, know-how (including processes, methods, improvements, inventions, specifications, plans and protocols), rights to proprietary information, databases and data (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) and (e) computer software (including source code and object code) and databases and related documentation.

“Inventory” means inventories held for use exclusively in the operation and conduct of the Business, including raw materials, goods in process, finished goods and specific packaging and labels used in connection with the Business.

“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge, without further inquiry, of (i) any of the individuals listed in Part I of Section 1.01(a)(iv) of the Seller Disclosure Schedule and (ii) any of the individuals listed in Part II of Section 1.01(a)(iv) of the Seller Disclosure Schedule, solely with respect to matters falling within the responsibilities of their respective positions.

“Law” means any law (including common law), statute, ordinance, regulation, rule, code or other requirement or rule enacted or promulgated by any Governmental Authority, including any Governmental Order.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, building, structures, improvements, or other interests in real property held by the Seller or any Subsidiary and relating exclusively to the Business.

“Liabilities” means debts, liabilities, commitments and obligations (including guarantees and other forms of credit support), whether accrued or fixed, absolute or contingent, matured or unmatured, on- or off-balance sheet, including those arising under any Law or Action and those arising under any Contract or otherwise.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, deed of trust, encumbrance, claim, lien, license, lease or charge of any kind.

“Losses” means any and all realized losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys’ fees and expenses).

“Material Adverse Effect” means a material adverse effect on the operations, results of operations or financial condition of the Business, taken as a whole, but in each case shall not include the effect of events, changes and circumstances relating to (a) the industries and markets in which the Business operates, to the extent they do not have a disproportionately adverse affect on the Assets or the Business, (b) macroeconomic factors, interest rates, general financial market conditions, acts of God, war, terrorism or hostilities, to the extent they do not have a disproportionately adverse affect on the Assets or the Business, (c) changes in Law, US GAAP or official interpretations of the foregoing, (d) compliance with this Agreement, or (e) the transactions contemplated hereby or any announcement hereof or the identity of Purchaser; it being understood that the failure of the Business to achieve internal or external financial forecasts or projections, by itself, will not constitute a Material Adverse Effect.

“Material Customer”  means (i) with respect to database services customers, each such customer from which the Business received database services revenues exceeding $500,000 in the aggregate in the 2008 fiscal year of Seller, (ii) with respect to network services customers, each such customer from which the Business received network services revenues exceeding $375,000 in the aggregate in the 2008 fiscal year of Seller and (iii) with respect to other customers, each such customer from which the Business received revenues exceeding $100,000 in the aggregate in the 2008 fiscal year of Seller.

“Material Real Property Lease” means any Real Property Leases for which the annual rental exceeds $400,000.

“Material Vendor” means each vendor to which the Business paid more than $250,000 in the aggregate in the most recent fiscal year of Seller.

“Messaging Agreement” means the agreement between Purchaser and Seller (or any Affiliate or assignee of Seller) to be effective as of the Closing Date pursuant to which Purchaser will provide certain services to Seller’s messaging business, in the form of Exhibit G.

“Nasdaq” means The Nasdaq Stock Market’s National Market.

“Overhead and Shared Services” means ancillary corporate or shared services provided to or in support of the Business that are general corporate or other overhead services or provided to both the Business and other businesses of Seller and its Subsidiaries, including access to hardware and software related to research and development services, use of Intellectual Property Rights, travel and entertainment services, temporary labor services, office supplies services (including copiers and faxes), personal telecommunications services, computer hardware and software services, fleet services, energy/utilities services, procurement and supply arrangements, treasury services, public relations, legal and risk management services (including workers’ compensation), payroll services, sales and marketing support services, information technology and telecommunications services, accounting services, tax services, internal audit services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, logistics services, property management services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other intellectual property used in connection therewith.  Overhead and Shared Services shall not include any item in the previous sentence that is (a) exclusive to the Business, rather than shared with any other line of business or the general corporate operations of Seller, and (b) provided solely by or using Transferred Employees and Assets.

“Owned Real Property” means the owned real property listed in Section 1.01(a)(vi) of the Seller Disclosure Schedule, together with Seller’s right, title and interest in all buildings, improvements and fixtures thereon and all appurtenances thereto.

“Permits” means all licenses, franchises, permits, approvals, authorizations, exemptions, certificates, registrations and similar documents or instruments issued by any Governmental Authority, excluding in all cases registrations or applications for Intellectual Property Rights.

“Permitted Liens” means (a) statutory Liens for Taxes that are not yet due or are being contested in good faith and for which appropriate accruals have been established, (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Law, in each case, for amounts not yet due or that are being contested in good faith, (c) zoning, entitlement, building and land use regulations, customary covenants, defects of title, easements, rights-of-way, restrictions and other similar charges or encumbrances not, individually or in the aggregate, materially interfering with the use or occupancy of the affected property or the ordinary conduct of the Business thereon, (d) Liens that will be released prior to or as of the Closing, and (e) Liens listed in Section 1.01(a)(vii) of the Seller Disclosure Schedule, but in all cases excluding any such Liens that (1) materially interfere with the Purchaser’s use, or materially detract from the value of, or marketability of, the affected property or (2) secure the payment of money.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association or other legal entity.

“Purchase Price Adjustment” means an amount (which may be positive or negative) equal to the Final Working Capital Adjustment minus the Estimated Working Capital Adjustment.

“Purchaser Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by Purchaser or any of its Subsidiaries or with respect to which Purchaser or any of its Subsidiaries is a party and in which any Employee is or becomes eligible to participate or derive a benefit.

“Real Property Leases” means all leases, subleases, licenses, concessions and other agreements relating exclusively to the Business, pursuant to which Seller holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Seller or its Subsidiary thereunder.

“Registered Intellectual Property” means any Transferred Intellectual Property that is the subject of a patent, patent application, registration or application for registration.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by Seller or any of its Subsidiaries or with respect to which Seller or any of its Subsidiaries is a party and in which any Employee is or becomes eligible to participate or derive a benefit.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser on the date hereof.

“Straddle Period” means any Taxable period that includes, but does not end on, the day immediately prior to the Closing Date.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of or act as the board of directors or other governing body of such corporation or other legal entity, or of which such Person is a general partner or managing member.

“Superior Alternative Transaction” means an Alternative Transaction that the board of directors of Seller determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be for a higher aggregate purchase price (inclusive of assumed liabilities and reflecting terms of payment and the fair market value, as determined in good faith by Seller’s board of directors, of any non-cash consideration included in the purchase price), after taking into account any proposal by Purchaser to amend or modify the terms of the transactions contemplated by this Agreement, and that is reasonably likely to be consummated.

“Supplier Warranty Agreements” means any express or implied warranty, guarantee of performance or similar agreement or obligation made by the manufacturer, supplier or seller of an Asset that by its terms or under applicable Law cannot be transferred in connection with the transfer of the relevant Asset.

“Tax” or “Taxes” means any and all taxes, charges, fees, levies, imposts, duties or other assessments of any kind whatsoever, imposed by or payable to any federal, state, provincial, local, or foreign tax authority, including any gross income, net income, alternative or add-on minimum, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, value added, sales, customs, real or personal property, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, occupancy, transfer or gains taxes, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.  The term “Taxable” shall have a correlative meaning.

“Tax Returns” means all returns, reports (including declarations, disclosures, schedules, estimates and information returns) and other information required to be supplied to a Tax authority relating to Taxes.

“Trademarks” means rights to trademarks, service marks, brand names, distinguishing guises, trade dress, logos, designs, trade names, words, symbols, color schemes, business names, internet domain names and other indications of origin.

“Transaction Documents” means this Agreement, the Ancillary Agreements and any certificate or other document delivered by any party hereto or thereto in connection herewith or therewith.

“Transfer Taxes” means all goods, services, excise, sales, use, real or personal property, gross receipt, withholding, documentary, value added, stamp, registration, filing, recordation and all other similar Taxes or other like charges, together with interest, penalties or additional amounts imposed with respect thereto.

“Transferred Intellectual Property” means (a) those patents and patent applications listed in Section 1.01(a)(viii) of the Seller Disclosure Schedule; (b) those Trademarks (including any registrations and applications therefor) listed in Section 1.01(a)(ix) of the Seller Disclosure Schedule and any goodwill associated therewith; (c) those copyright registrations and applications listed in Section 1.01(a)(x) of the Seller Disclosure Schedule together with any other copyrights owned by Seller or any of its Subsidiaries as of the Closing Date and used exclusively in connection with the Business; (d) all Transferred Software; and (e) all trade secrets, know-how and rights to other proprietary data and information owned by Seller or any of its Subsidiaries as of the Closing Date and used exclusively in connection with the Business, together (in each case) with all rights to collect royalties, products and proceeds in connection therewith, all rights to sue for past, present and future infringement, misappropriation or other violation thereof, and all rights to recover damages or lost profits in connection therewith.

“Transferred Software” means the computer programs and databases listed in Section 1.01(a)(xi) of the Seller Disclosure Schedule, in all cases excluding any components of the Atlas system.

“Transition Services Agreement” means the Transition Services Agreement to be executed by the parties thereto on the Closing Date, in the form of Exhibit H.

“US GAAP” means, at any time, generally accepted accounting principles in the United States in effect as of such time.

“VeriSign Performance Plan” means the 2009 VeriSign Performance Plan.

“Working Capital” means, with respect to any date, the net balance of amounts of the accounts shown on Exhibit I, as calculated in accordance with US GAAP, as adjusted in accordance with the accounting principles, methodologies and policies set forth on Exhibit I.

“Working Capital Ceiling” means an amount equal to the Base Working Capital plus $500,000.

“Working Capital Floor” means an amount equal to the Base Working Capital minus $500,000.

SECTION 1.02.  Other Defined Terms.  The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section
2009 Unaudited Financial Statements	5.15(b)
Absent Employee	6.02(f)
Accounting Arbitrator	2.04(d)
Allocation Schedule	2.03(d)
Alternative Financing	5.14(a)
Alternative Transaction	5.16(a)
Assets	2.01(a)
Assumed Liabilities	2.02(a)
Audited Financial Information	3.04(a)
Base Purchase Price	2.03(a)
Claim Notice	10.02(a)
Closing	2.05
Closing Date	2.05
Closing Statement	2.04(a)
Communications Regulatory Authorities	3.07(b)
Competitive Business	5.18(a)
Confidentiality Agreement	5.03(a)
Coverage Period	6.01(c)
Debt Commitment Letter	4.06(a)
Debt Financing	4.06(a), 5.14(a)
Deductible	10.01(c)(ii)
Disagreement Notice	2.04(c)
Employment Terms	6.01(b)
Estimated Purchase Price	2.03(c)
Estimated Working Capital	2.03(b)
Excluded Assets	2.01(b)
Existing Businesses	5.18(b)(i)
Final Working Capital	2.04(a)
Financial Information	3.04(b)
Foreign Acquisition Agreements	2.01(c)
Fundamental Representations	10.01(c)(i)
Indemnified Party	10.02(a)(ii)
Indemnifying Party	10.02(a)(i)
Interim Financial Statements	5.15(a)
Material Contracts	3.12(a)
Network Failure	3.12(d)
New Debt Financing Commitments	5.14(a)
Nonassignable Asset	2.09(a)
Noncompetition Period	5.18(a)
Offeree	6.01(a)
Purchase Price	2.03(a)
Purchaser	Preamble
Purchaser Damages Election	9.03(a)
Purchaser Fee Election	9.03(a)
Purchaser Indemnified Persons	10.01(a)
Purchaser Termination Fee	9.03(a)
Retained Liabilities	2.02(b)

Term	Section
SEC Financial Statements	5.15(a)
Seller	Preamble
Seller Indemnified Persons	10.01(b)
Seller Termination Fee	9.03(b)
Seller’s Trademarks and Logos	5.12
Shared Contracts	2.01(a)(xi)
Termination Date	9.01(b)
Third-Party Claim	10.02(a)(i)
Transferred Employee	6.01(a)
Unaudited Financial Information	3.04(b)
WARN Act	6.05

SECTION 1.03.  Interpretation.

(a)           Words in the singular shall include the plural and vice versa, and words of one gender shall include the other genders, in each case, as the context requires.

(b)           The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified.

(c)           The word “including” and words of similar import shall mean “including, without limitation,” unless otherwise specified.

(d)           The phrases “made available to Purchaser” or “furnished to Purchaser” shall include documents that were posted to the “Project Communications Services Group” data rooms at https://bdr124907.bmcgroup.com and https://bdr126108.bmcgroup.com/, prior to, and that remain accessible to Purchaser on, the date that is one Business Day prior to the date of this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS

SECTION 2.01.  Purchase and Sale of Assets; Exclusion of Excluded Assets.

(a)           On the terms and subject to the conditions set forth in this Agreement, as of 12:01 a.m. on the Closing Date, Seller shall (or, as applicable, shall cause a Subsidiary of Seller to) sell, transfer, convey, assign and deliver to Purchaser (or, as applicable, one or more wholly owned Subsidiaries of Purchaser designated by Purchaser not less than 5 Business Days prior to the Closing Date), and Purchaser shall (or, as applicable, shall cause such wholly owned Subsidiary or Subsidiaries of Purchaser to) purchase and accept from Seller (or, as applicable, such Subsidiary of Seller) all of Seller’s and its Subsidiaries’ right, title and interest in and to each of the following assets, properties and rights, but in each case excluding the Excluded Assets (such assets, properties and rights, the “Assets”), free and clear of all Liens other than Permitted Liens or Liens created by or through Purchaser or any of its Affiliates:

(i)            the Owned Real Property and Real Property Leases;

(ii)           the Assumed Contracts;

(iii)          all current assets included on the Closing Statement;

(iv)          any other prepaid expenses and cash lease deposits relating exclusively to the Business or the Assets, to the extent not reflected on the Closing Statement;

(v)           the Equipment;

(vi)          the Inventory;

(vii)         originals or copies of books of account, supplier and customer lists, correspondence, marketing and promotional materials (including website content), records and files in any form or media (including computerized, online or electronic) and any other information reduced to writing or other physical or tangible media relating to the Business, in each case exclusively used or held for use in the conduct of the Business;

(viii)        the Transferred Intellectual Property;

(ix)           all past, present and future claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind, to the extent (A) relating to the Assets and accruing on or after the Closing Date or (B) relating to the Assumed Liabilities;

(x)            subject to Section 2.01(b)(iii), all rights under or pursuant to all warranties, representations and guaranties made by suppliers in connection with the Assets or relating exclusively to the operation of the Business, in each case, to the extent such warranties, representations and guaranties are assignable to Purchaser, and if such warranties, representations and guaranties are not assignable to Purchaser, then any proceeds actually recovered by Seller or any Subsidiary to the extent allocable to the Assets;

(xi)           with respect to Contracts pursuant to which Seller (or one or more of its Subsidiaries) provides to the counterparty both the services provided by the Business and other services, the rights thereunder (including in respect of any service order or work order) relating to the Business (such rights relating to the Business, the “Shared Contracts”);

(xii)          all proceeds from insurance policies held by Seller or any of its Subsidiaries relating to losses of the Business arising on or after the Closing Date and attributable to the Assets;

(xiii)         all other properties, assets and rights used exclusively in the Business that are not Excluded Assets; and

(xiv)        all of Seller’s goodwill in the Business as a going concern.

(b)           Notwithstanding anything in this Agreement to the contrary, Seller and its Subsidiaries shall retain their respective right, title and interest in and to, and Purchaser shall have no rights with respect to the right, title and interest of Seller and its Subsidiaries in and to, the following assets (such assets, the “Excluded Assets”):

(i)            all the business, properties, assets, goodwill and rights of whatever kind and nature, real or personal, tangible or intangible that are owned, leased or licensed by Seller and its Subsidiaries on the Closing Date and used, held for use or intended to be used primarily in the operation or conduct of any business of Seller and its Subsidiaries other than the Business;

(ii)           the minute books, stock ledgers, Tax records and Tax-related documents of Seller and its Subsidiaries;

(iii)          all past, present, and future claims, causes of action and, choses in action, rights of recovery, rights of settlement or rights of any kind of Seller and its Subsidiaries (A) relating to the Business and accruing prior to the Closing Date, other than the current assets included on the Closing Statement, and (B) against any third party relating to any Retained Liability or to any Liability for which Seller or any of its Subsidiaries is responsible under this Agreement, including under any Supplier Warranty Agreement (including rights of set-off, rights to refunds and rights of recoupment thereunder);

(iv)          all rights to Tax refunds, credits or similar benefits relating to the Assets or the Business attributable to periods, or portions of periods, ending before the Closing Date (which, in the case of a Straddle Period, shall be allocated among the parties in a manner consistent with Section 7.03);

(v)           all rights of Seller under this Agreement and the Ancillary Agreements;

(vi)          subject to Section 2.01(a)(xii), all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance policies;

(vii)         any assets used primarily for the purpose of providing Overhead and Shared Services and, other than as provided in the Transition Services Agreement, any rights of the Business to receive from Seller or any of its Affiliates any Overhead and Shared Services;

(viii)        software other than (A) the Transferred Software and (B) other software and computer databases for which Purchaser has obtained a license (or other right to use) as set forth in the definition of “Equipment”;

(ix)           except (A) for the Transferred Intellectual Property and (B) as otherwise expressly provided in the Intellectual Property License Agreement or the Transition Services Agreement, all rights relating to any Intellectual Property Rights of Seller or any of its Subsidiaries (including Seller’s name);

(x)            except to the extent described in Section 2.01(a)(iii) or 2.01(a)(iv), all cash, cash equivalents and bank accounts or similar cash items, or prepaid expenses of Seller and its Subsidiaries (whether or not reflected on the books of Seller or its Subsidiaries as of the Closing Date);

(xi)           all stock or other equity interests in any Person;

(xii)          all records prepared in connection with the sale of the Business to Purchaser;

(xiii)         except as expressly provided herein, any asset related to or set aside to fund any employee benefit plan, program, arrangement, agreement or commitment; and

(xiv)        any assets set forth in Section 2.01(b)(xiv) of the Seller Disclosure Schedule.

(c)           Subject to the terms and conditions hereof, Seller and Purchaser shall, or shall cause their respective Subsidiaries to, enter into such agreements or instruments (the “Foreign Acquisition Agreements”) providing for the sale, transfer, assignment or other conveyance of any Assets located outside the United States as, pursuant to requirements of applicable local Law, would be required or advisable to be documented separately from this Agreement, which Foreign Acquisition Agreements shall be negotiated in good faith between Seller and Purchaser, but in all events shall be consistent with the terms of this Agreement.

(d)           Subject to Sections 5.03 and 5.10, Seller shall have the right to retain, following the Closing Date, copies of any book, record, literature, list and any other written or recorded information constituting Assets to which Seller in good faith determines it is reasonably likely to need access for bona fide business or legal purposes relating to pre-Closing Liabilities or the operation of businesses of the Seller other than the Business.

SECTION 2.02.  Assumption of Assumed Liabilities; Retention of Retained Liabilities.

(a)           As of 12:01 a.m. on the Closing Date, Purchaser shall (or shall cause one or more of its wholly owned Subsidiaries designated by Purchaser not less than 5 Business Days prior to the Closing Date to) assume and become obligated to pay, perform and discharge when due, the following Liabilities, whether accrued or arising before, on or after the Closing Date (such Liabilities, the “Assumed Liabilities”):

(i)            all Liabilities relating to the Assets or the Business to the extent arising from or relating to any event, circumstance or condition occurring on or after the Closing Date;

(ii)           all Liabilities under the Assumed Contracts and the Shared Contracts, excluding any liability or obligation relating to or arising out of such Assumed Contracts or Shared Contracts, as applicable, as a result of (A) any breach of such Assumed Contracts or Shared Contracts occurring prior to the Closing Date, or (B) any violation of law, breach of warranty, tort or infringement occurring prior to the Closing Date;

(iii)          all accounts payable and accrued expenses of the Business not related to an Assumed Contract or a Shared Contract, to the extent reflected on the Closing Statement;

(iv)          all Liabilities relating to Transferred Employees that are to be assumed by Purchaser pursuant to Article VI;

(v)           all product liability, professional liability or any other claims arising out of the sale and/or use of products or services sold following the Closing in connection with the Business (regardless of when manufactured or provided);

(vi)          subject to Section 6.01(e), (x) all amounts that become payable pursuant to and in accordance with each Change of Control Agreement and (y) bonus payments to the Transferred Employees identified on Section 2.02(a)(vi) of the Seller Disclosure Schedule to the extent such bonus payments become payable to such Transferred Employees following the Closing under the terms of the VeriSign Performance Plan; and

(vii)         all Liabilities identified in Section 2.02(a)(vii) of the Seller Disclosure Schedule.

(b)           Seller or the relevant Subsidiary shall retain, and shall be fully responsible for paying, performing and discharging when due, and Purchaser shall not assume or have any responsibility for, any Liabilities of Seller and its Subsidiaries other than the Assumed Liabilities (the “Retained Liabilities”), including the following:

(i)            any Liability arising out of or relating to the Excluded Assets;

(ii)           any of Seller’s Liabilities for expenses and fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including all attorneys’, accountants and brokerage fees, but not including any transfer Taxes, which shall be governed by Section 7.01);

(iii)          any Liability related to any Employee (including, but not limited to, any retention, stay bonus or similar agreements entered into prior to the Closing Date in connection with or related to the transactions contemplated hereby), except to the extent such liability relates to a Transferred Employee and is expressly assumed by the Purchaser pursuant to Article VI;

(iv)          any obligation or liability under any intercompany accounts payable to or intercompany obligations among the Seller and its Affiliates, including those relating to the Business, except as provided in the Ancillary Agreements;

(v)           any obligation or liability for any Taxes related to the Business or the Assets for periods (or portions thereof) ending before the Closing Date (which, in the case of a Straddle Period, shall be allocated in accordance with Section 7.03);

(vi)          any Liability in respect of indebtedness of the Seller, except for trade debt relating to Assumed Contracts;

(vii)         Liabilities with respect to being a member or part of Seller’s control group or affiliated group, or by virtue of being owned or controlled by Seller, under ERISA, or with respect to discrimination, wrongful termination or other employee claims, the underlying facts of which relate primarily to the pre-Closing period;

(viii)        any of Seller’s liabilities or obligations which Purchaser may become liable for as a result of or in connection with the failure by Purchaser or Seller to comply with any bulk sales or bulk transfers laws or as a result of any “de facto merger” or “successor-in-interest” theories of liability, to the extent that any such noncompliance results in Purchaser assuming any Liability not set forth in Section 2.02(a); and

(ix)           any of Seller’s Liabilities not otherwise referred to in this Section 2.02(b) relating to any legal action, proceeding, claim or investigation arising out of or in connection with Seller’s or any of its Subsidiary’s conduct of the Business prior to the Closing Date, any other conduct of Seller, Seller’s officers, directors, employees, consultants, agents or advisors in each case other than Assumed Liabilities.

For purposes of this Section 2.02(b), “Seller” shall be deemed to include all Affiliates and Subsidiaries of  Seller and any predecessors to Seller and any Person with respect to which Seller is a successor-in-interest (including by operation of law, merger, liquidation, consolidation, assignment, assumption or otherwise).  Seller hereby acknowledges that it is retaining the Retained Liabilities.

SECTION 2.03.  Purchase Price; Allocation of Purchase Price.

(a)           Subject to the terms and conditions of this Agreement, in consideration of the transfer of Assets under Section 2.01, Purchaser on its own behalf and, as applicable, as agent for its designated Subsidiaries, shall (i) assume and become obligated to pay, perform and discharge the Assumed Liabilities and (ii) pay to Seller an amount of cash (the “Purchase Price”) equal to U.S.$230,000,000 (the “Base Purchase Price”), as adjusted in accordance with Sections 2.03(c) and 2.04(b).

(b)           For purposes of determining the amount of cash to be paid as the Estimated Purchase Price by Purchaser to Seller at the Closing pursuant to Section 2.07, Seller shall prepare and deliver, not less than five Business Days before the Closing Date, a good faith estimate of the Working Capital as of the Closing Date (such estimated amount, the “Estimated Working Capital”), which shall be reasonably acceptable to the Purchaser.

(c)           As used in this Agreement, the “Estimated Purchase Price” shall mean an amount equal to the Base Purchase Price plus an amount equal to the Estimated Working Capital Adjustment (which may be positive or negative).

(d)           The Purchase Price and the Assumed Liabilities shall be allocated among the Assets in accordance with their fair market values as mutually determined by Purchaser and Seller (the “Allocation Schedule”) for all Tax purposes, including for purposes of Section 1060 of the Code and the Treasury Regulations thereunder.  Seller and Purchaser will use commercially reasonable efforts to agree on a final Allocation Schedule within 30 days after the final Purchase Price and the Assumed Liabilities have been finalized pursuant to Section 2.04.  The procedures set forth in Sections 2.04(c), (d) and (e), including the use of an Accounting Arbitrator, shall govern any dispute and the resolution thereof with respect to the final Allocation Schedule. Any subsequent allocation necessary as a result of an adjustment to the consideration to be paid hereunder shall be determined by Seller and Purchaser in a manner consistent with the Allocation Schedule.  For all Tax purposes, Purchaser and Seller agree (i) to report, and cause their respective Subsidiaries to report, the transactions contemplated by this Agreement in a manner consistent in all respects with the final Allocation Schedule, which shall be binding upon Purchaser and Seller and their respective Subsidiaries and (ii) not to take any position inconsistent therewith in any Tax Return, Tax filing (including filings required under Section 1060 of the Code), audit, refund claim or otherwise.

SECTION 2.04.  Purchase Price Adjustment.

(a)           The Purchase Price shall be adjusted after the Closing in accordance with this Section 2.04 based upon the Working Capital as of the Closing Date (the “Final Working Capital”).  For purposes hereof, the statement of the Final Working Capital, together with the calculation of the Purchase Price pursuant to this Section 2.04, shall be referred to as the “Closing Statement.”

(b)           If (i) the Purchase Price Adjustment as finally determined in accordance with this Section 2.04 is greater than zero, Purchaser shall pay to Seller the Purchase Price

Adjustment or (ii) the Purchase Price Adjustment as finally determined in accordance with this Section 2.04 is less than zero, Seller shall pay to Purchaser the Purchase Price Adjustment, in either case by wire transfer, within three Business Days after the final determination of the Purchase Price, of immediately available U.S. Dollar funds to an account designated by the party receiving payment, plus interest on such amount accrued from the Closing Date to the date of such payment at the prime rate applicable from time to time as announced by Citibank, N.A.

(c)           As promptly as practicable (and in any event within 75 days after the Closing), Purchaser shall prepare and deliver to Seller the Closing Statement prepared in accordance with this Section 2.04.  If Seller disagrees with the determination of the Closing Statement, Seller shall notify Purchaser of such disagreement within 30 days after delivery of the Closing Statement (such notice, the “Disagreement Notice”).  The Disagreement Notice shall set forth, in reasonable detail, any disagreement with, and any requested adjustment to, the Closing Statement.  Matters as to which Seller may submit disagreements (and the Disagreement Notice) shall be limited to whether the Closing Statement delivered by Purchaser was calculated in accordance with US GAAP and prepared on the basis of, and using the same accounting principles, methodologies and policies reflected in, Exhibit I, and Seller shall not be entitled to submit disagreements on any other basis (including as to whether such principles, methodologies and policies are or were appropriate). If Seller fails to deliver the Disagreement Notice by the end of such 30-day period, Seller shall be deemed to have accepted the Closing Statement delivered by Purchaser.  Matters included in the calculations in the Closing Statement to which Seller does not object in the Disagreement Notice shall be deemed accepted by Seller and shall not be subject to further dispute or review.  During the period prior to Seller’s delivery of any Disagreement Notice, Seller shall have reasonable access to all documents, schedules and workpapers used by Purchaser in the preparation of the Closing Statement.  Purchaser and Seller shall negotiate in good faith to resolve any such disagreement with respect to the Closing Statement, and any resolution agreed to in writing by Purchaser and Seller shall be final and binding upon the parties.

(d)           If Purchaser and Seller are unable to resolve any disagreement as contemplated by paragraph (c) of this Section 2.04 within 30 days after delivery of a Disagreement Notice by Seller, Purchaser and Seller shall jointly select a partner at a mutually agreeable accounting firm to resolve such disagreement.  If Purchaser and Seller are unable to reach agreement on the identity of such a partner within 20 days after the expiration of such 30-day period, either party may request that a partner at a nationally recognized accounting firm be appointed by the American Arbitration Association.  The individual so selected shall be referred to herein as the “Accounting Arbitrator.”  The Accounting Arbitrator shall determine, based solely on the provisions of this Agreement and the presentations by Purchaser and Seller and their respective representatives, and not by independent review, the appropriate amount, inclusion or omission of the items and amounts set forth in the Closing Statement as to which Purchaser and Seller have not resolved a disagreement identified in the Disagreement Notice (and only such matters).  In resolving any such disputed item, the Accounting Arbitrator shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  Purchaser and Seller shall use commercially reasonable efforts to cause the Accounting Arbitrator to deliver to the parties, as promptly as practicable (and in no event later than 30 days after his or her appointment), a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement.  Such report shall be final and binding upon the parties.  In the event the Accounting Arbitrator concludes that Seller was correct as to a majority (by dollar amount) of the disputed items, then Purchaser shall pay the Accounting Arbitrator’s fees, costs and expenses.  In the event the Accounting Arbitrator concludes that Purchaser was correct as to a majority (by dollar amount) of the disputed items, then Seller shall pay the Accounting Arbitrator’s fees, costs and expenses.

(e)           Purchaser and Seller agree that any payments made pursuant to this Section 2.04 shall be allocated in a manner consistent with the allocation referred to in Section 2.03(d).

SECTION 2.05.  Closing.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Assets and the assumption of the Assumed Liabilities, all as contemplated hereby, shall take place at a closing (the “Closing”) to be held at 11:00 AM, Eastern time, on the first Business Day that is (a) two Business Days following the satisfaction or waiver of all of the conditions to the obligations of the parties set forth in Article VIII (other than conditions to be satisfied at the Closing, but subject to the waiver or fulfillment of those conditions) or (b) the date that is mutually agreed upon in writing by Seller and Purchaser (the day on which the Closing takes place being the “Closing Date”), at such place as Seller and Purchaser may mutually agree upon in writing.

SECTION 2.06.  Closing Deliveries by Seller.  At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(a)           a counterpart of each of the Ancillary Agreements, executed by each of Seller and its Subsidiaries that is a party thereto, to the extent not delivered prior to the Closing;

(b)           a non-foreign affidavit dated as of the Closing Date and in the form and substance required under the Treasury Regulations issued pursuant to Section 1445(b) of the Code so that Purchaser is not obligated to withhold any portion of the Purchase Price thereunder; and

(c)           any other documents required pursuant to this Agreement or reasonably requested by Purchaser.

SECTION 2.07.  Closing Deliveries by Purchaser.  At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(a)           a counterpart of each of the Ancillary Agreements, executed by each of Purchaser and its Subsidiaries that is a party thereto, to the extent not delivered prior to the Closing;

(b)           the Estimated Purchase Price by wire transfer in immediately available funds, to an account or accounts designated at least two Business Days prior to the Closing Date by Seller in a written notice to Purchaser; and

(c)           any other documents required pursuant to this Agreement or reasonably requested by Seller.

SECTION 2.08.  Accounting.  To the extent that, after the Closing Date, (a) Purchaser or any of its Subsidiaries receives any payment or instrument that is for the account of Seller or any of its Subsidiaries according to the terms of this Agreement, Purchaser shall promptly deliver such amount or instrument to Seller, and (b) Seller or any of its Subsidiaries receives any payment or instrument that is for the account of Purchaser or any of its Subsidiaries according to the terms of this Agreement, Seller shall promptly deliver such amount or instrument to Purchaser.

SECTION 2.09.  Nonassignable Assets.

(a)           Nothing in this Agreement, nor the consummation of the transactions contemplated hereby, shall be construed as an attempt or agreement to assign or transfer any Asset (including any Assumed Contract or Shared Contract) to Purchaser which by its terms or by Law is nonassignable without a Consent (a “Nonassignable Asset”), unless and until such Consent shall have been obtained.  Seller shall advise Purchaser in writing at least five (5) Business Days prior to the Closing (a) of any Material Contract with a Material Customer that in the most recent fiscal year of Seller resulted in, or is required by its terms in the future to result in, the payment or receipt by the Business of more than $100,000 per annum in the aggregate with respect to which a Consent of the counterparty is required for assignment and (b) if, to the Knowledge of any of the individuals listed in Part 1 of Section 1.01(a)(iv) of the Seller Disclosure Schedule, Seller has received written notice by letter, facsimile or email that such Material Customer will not agree to the assignment of any Material Contract described in clause (a) to Purchaser hereunder at the Closing.   To the extent permitted by applicable Law and by the terms of the applicable Nonassignable Asset, such Nonassignable Asset shall be held, as of and from the Closing Date, by Seller (or the relevant Subsidiary of Seller) for the benefit and burden of Purchaser and the covenants and obligations thereunder shall be fully performed by Purchaser on Seller’s (or such Subsidiary’s) behalf and all rights and Liabilities existing thereunder shall be for Purchaser’s account.  For the avoidance of doubt, the designation of an Asset as a Nonassignable Asset does not render it an Excluded Asset.

(b)           To the extent permitted by applicable Law and by the terms of the applicable Nonassignable Asset, Seller and Purchaser shall take, or cause to be taken, such actions as the other party may reasonably request that are required to be taken or appropriate in order to provide Purchaser with the benefits and burdens of the Nonassignable Assets.  Seller shall promptly pay over to Purchaser the net amount (after de minimis reasonable administrative expenses and an adjustment for Taxes placing each party as nearly as possible in the same position as if the Nonassignable Asset had been transferred to Purchaser on the Closing Date), of all payments received by it (or such Subsidiary) in respect of all Nonassignable Assets and Purchaser shall indemnify Seller (or such Subsidiary) for all Losses attributable to Seller’s (or such Subsidiary’s) holding of all Nonassignable Assets.

(c)           Nothing in this Section 2.09 shall require Seller or any of its Subsidiaries to renew any Nonassignable Asset that is an Assumed Contract or a Shared Contract.  In addition, Seller (or the applicable Subsidiary of Seller) shall have the right, any time after the six-month anniversary of the Closing Date, upon no less than 10 Business Days’ advance written notice to Purchaser, to exercise any right to terminate any Nonassignable Asset that is an Assumed Contract or a Shared Contract.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

For purposes of the representations and warranties of Seller contained herein, other than Section 3.05, disclosure in any section of the Seller Disclosure Schedule of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such representations or warranties, to the extent a matter is disclosed in such a way as to make its relevance to such other representation or warranty readily apparent.  The inclusion of any information in any section of the Seller Disclosure Schedule or other document delivered by Seller pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

Except (a) as set forth in the Seller Disclosure Schedule, (b) as disclosed in, or as readily apparent from, the face of the Financial Information, or (c) to the extent relating solely to the Excluded Assets or the Retained Liabilities, Seller represents and warrants to Purchaser as follows.

SECTION 3.01.  Organization and Good Standing.  Seller, and each of its Subsidiaries that is or will be a party to any of the Ancillary Agreements, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Seller and each such Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect or a materially adverse effect upon Seller’s or such Subsidiaries’ ability to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 3.02.  Authority.  Seller, and each of its Subsidiaries that is or will be a party thereto, has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a signatory and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by Seller and each such Subsidiary of this Agreement and each Ancillary Agreement to which it is or will be a signatory has been duly authorized by all requisite corporate action on the part of Seller and each such Subsidiary, and no other proceedings on the part of Seller or any of its Subsidiaries are necessary to authorize the execution, delivery or performance of this Agreement.  This Agreement has been, and upon execution of each Ancillary Agreement each such Ancillary Agreement will be, duly executed and delivered by Seller and each such Subsidiary that is or will be a party thereto and (assuming due authorization, execution and delivery by Purchaser and, if applicable in the case of the Ancillary Agreements, by each Subsidiary of Purchaser that is or will be a party thereto) this Agreement constitutes, and each Ancillary Agreement to which Seller or any such Subsidiary is or will be a party constitutes or, when so executed and delivered, will constitute, a legal, valid and binding obligation of Seller and each such Subsidiary, enforceable against Seller and each such Subsidiary in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (b) Laws governing specific performance, injunctive relief and other equitable remedies.

SECTION 3.03.  No Conflict; Consents and Approvals.  Subject to the filing by Seller of reports under the Exchange Act and as contemplated by the rules of Nasdaq and to the requirements of the HSR Act and any filings or applications required under the Laws of any non-U.S. jurisdiction, including the European Union or any nation thereof, (a) the execution and delivery by Seller or, if applicable in the case of the Ancillary Agreements, any of its Subsidiaries, of this Agreement and the Ancillary Agreements to which it is or will be a party, (b) the consummation by Seller or any such Subsidiary of the transactions contemplated hereby or thereby and (c) the compliance by Seller or any such Subsidiary with any of the provisions hereof or thereof, do not and will not:

(i)            conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws or other organizational documents of Seller or any such Subsidiary;

(ii)           require Seller or any such Subsidiary to make any filing with, or obtain any Consent;

(iii)          conflict with, violate or result in the breach by Seller or any such Subsidiary of any applicable Law;

(iv)          after the giving of notice, or the lapse of time or otherwise, conflict with, violate, result in the breach or termination of or constitute a default under, or give any party the right to terminate, amend, modify, abandon, cancel or refuse to perform under, or accelerate or modify the time within which or the terms under which any duties or obligations are to be performed by the Seller or any rights or benefits are to be received by any Person under, any Assumed Contract or Shared Contract (except Nonassignable Assets); or

(v)           result in the creation of any Lien (other than any Permitted Lien or any Lien created by or through Purchaser) upon any of the Assets;

except, in the case of clauses (ii), (iii) and (iv), for such matters that individually or in the aggregate, would not have a Material Adverse Effect or a material adverse effect upon Seller’s or any such Subsidiary’s ability to carry out its respective obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 3.04.  Financial Information.

(a)           Seller has provided Purchaser with the audited adjusted financial information relating to the Business set forth in Part I of Section 3.04 of the Seller Disclosure Schedule (the “Audited Financial Information”).  The Audited Financial Information is accurate and complete in all material respects and has been prepared in good faith on the bases described therein using the financial books and records maintained by Seller for the Business, in each case as of the dates and for the periods presented therein and except as otherwise described in Part II of Section 3.04 of the Seller Disclosure Schedule.  The Audited Financial Information (a) has been prepared in accordance with US GAAP and (b) fairly presents, in all material respects, the financial condition of the Business as of the date thereof and the operating results of the Business for the periods covered thereby.  The Audited Financial Information reflects the historical operation of the Business (including the Overhead and Shared Services and the Excluded Assets) for the periods specified therein.

(b)           Seller has provided Purchaser with the unaudited adjusted financial information relating to the Business set forth in Part III of Section 3.04 of the Seller Disclosure Schedule (the “Unaudited Financial Information” and, together with the Audited Financial Information, the “Financial Information”).  The Unaudited Financial Information has been prepared in good faith on the bases described therein using the financial books and records maintained by Seller for the Business and represents Seller’s good faith estimate of the balance sheet accounts and results of operations data set forth therein for the Business as if the Business had been held and operated on a stand-alone basis, in each case as of the dates and for the periods presented therein and except as otherwise described in Part IV of Section 3.04 of the Seller Disclosure Schedule.  The Unaudited Financial Information (a) has been prepared in accordance with US GAAP, consistently applied, and (b) fairly presents, in all material respects, the financial condition of the Business as of the date thereof and the operating results of the Business for the periods covered thereby, subject to the following qualifications: (i) the absence of footnote disclosure, (ii) the absence of changes resulting from customary year-end adjustments, (iii) the absence of adjustments to the fair value of assets and any goodwill impairment that may result from the application of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” and SFAS No. 142, “Goodwill and Other Intangible Assets”, (iv) the fact that allocations for costs related to the Business (including Overhead and Shared Services) are preliminary and may be subject to further adjustment, (v) the absence of provision for Taxes and (vi) the absence of remeasurement of deferred Tax assets and income Taxes payable subsequent to the last period end date included in the Audited Financial Information.  The Unaudited Financial Information reflects the historical operation of the Business (including the Overhead and Shared Services and the Excluded Assets) for the periods specified therein.

(c)           Except as set forth on Section 3.04 of the Seller Disclosure Schedule, the Assumed Liabilities do not include any Liability that would have been required by US GAAP to be reflected in, reserved against, or otherwise described in a balance sheet of the Business on a stand alone basis as of the Closing Date, other than Liabilities (i) that were incurred after December 31, 2007 in the ordinary course of business (excluding liability for breach of contract, infringement, or tort) and would not have a Material Adverse Effect or (ii) that were disclosed or reserved against in the Financial Information.

(d)           The Assets do not include (i) any, or any agreement to acquire, equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, and (ii) any obligations to repurchase, redeem or otherwise acquire any capital stock or other securities of any Person.

SECTION 3.05.  Absence of Certain Changes or Events.  Except as contemplated by this Agreement or set forth in Section 3.05 of the Seller Disclosure Schedule, since December 31, 2007, (a) Seller has conducted the Business only in the ordinary course of business consistent with past practice, (b) the Business has not suffered any Material Adverse Effect and no event has occurred or circumstance exists that would be reasonably expected to result in a Material Adverse Effect, (c) the Business has not suffered any damage, destruction or casualty loss to any individual tangible asset (including any tangible Asset) in excess of $100,000, whether or not covered by insurance; (d) the Business has not suffered any damage, destruction or casualty loss to its tangible assets (including the tangible Assets) in excess of $1,000,000, in the aggregate, whether or not covered by insurance and (e) there has not been any action by Seller or any of its Affiliates that, if taken after the date hereof, would constitute a breach of Seller’s obligations under Section 5.01.

SECTION 3.06.  Absence of Litigation.  Except as set forth in Section 3.06 of the Seller Disclosure Schedule, there are no material Actions pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries, the Business or the Assets, or which would reasonably be expected to impede or delay in any material respect the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof or thereof.  The Business is not subject to any material Governmental Order.

SECTION 3.07.  Compliance with Laws.

(a)           The Seller and its Subsidiaries have complied in all material respects with all Laws applicable to the operation of the Business.  No investigation or review by any Governmental Authority is pending, or, to the Knowledge of the Seller, has been threatened in a writing delivered to Seller or any of its Subsidiaries, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.  Seller holds all material Permits necessary to carry on the Business as it is currently conducted, all of which are in full force and effect.  Seller is in compliance in all material respects with the terms and conditions of such material Permits, and has not received notice of any claimed or purported default under any Permit, except for any such default or failure to so comply that, individually or in the aggregate, would not have a Material Adverse Effect.  There are no proceedings pending, or, to the Knowledge of Seller, threatened, to cancel, modify or change any such material Permit, except for normal expirations in accordance with the terms thereof or applicable Laws (and with respect to which the Seller has applied, or will timely apply, for renewals or replacements).

(b)           The Business offers no product or service requiring it to obtain any material Permit from the Federal Communications Commission, any state public service or utility commission, or any foreign telecommunications regulatory authority (collectively “Communications Regulatory Authorities”), and no consent from any Communications

Regulatory Authority is required in connection with the transactions contemplated by this Agreement.

SECTION 3.08.  Ownership of the Assets.

(a)           The Assets, together with the rights of Purchaser under this Agreement and the Intellectual Property License Agreement and the Transition Services Agreement, include all assets, properties and rights (other than Overhead and Shared Services) necessary and sufficient to provide the products and services offered by, and to conduct, the Business substantially in the manner and to the extent currently conducted.

(b)           Seller or one of its Subsidiaries holds good and valid title to or has a valid leasehold interest or license in all of the Assets free and clear of any and all Liens, except for Permitted Liens.

(c)           All material tangible Assets are in satisfactory operating condition for the uses to which they are being put, subject to ordinary wear and tear and ordinary maintenance requirements.

SECTION 3.09.  Real Property.

(a)           Section 3.09(a) of the Seller Disclosure Schedule sets forth the address of each Leased Real Property, and a true and complete list of all Real Property Leases for such Leased Real Property.  Seller has delivered to Purchaser a true and complete copy of each Real Property Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto).  Except as set forth on Section 3.09(a) of the Seller Disclosure Schedule, with respect to each Real Property Lease, (i) the subject Leased Real Property is leased by Seller or one or more of its Subsidiaries free and clear of all Liens on Seller’s or Seller’s Subsidiary’s leasehold interest, as applicable, except Permitted Liens or as specified in such Real Property Lease as made available to Purchaser before the date hereof; (ii) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect; (iii) neither the Seller or Subsidiary or any other party to the Real Property Lease is in material breach or default under such Real Property Lease, and, to the Knowledge of Seller, no event has occurred or circumstance exists which, with the delivery of notice, passage of time, or both, would constitute a material breach or default, or permit termination, modification, or acceleration of rent under such Real Property Lease; and (iv) neither Seller nor any of its Subsidiaries owes any brokerage commissions or finder’s fees with respect to such Real Property Lease.

(b)           Except for Permitted Liens,

(i)            neither Seller nor any of its Subsidiaries has made any other agreement to lease, sell, mortgage or otherwise encumber the Owned Real Property (or any portion thereof) or given any Person an option to purchase or rights of first refusal over the Owned Real Property (or any portion thereof);

(ii)           Seller or one of its Subsidiaries has good fee simple title to the Owned Real Property and none of the Owned Real Property is subject to any Lien; and

(iii)          Neither Seller nor any of its Subsidiaries is a party to any agreement or option to purchase any Owned Real Property or Leased Real Property or interest therein.

(c)           To Seller’s Knowledge, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property are in satisfactory condition for the operation of the Business.

(d)           This Section 3.09 and Section 3.11(c) contain the only representations in this Article III pertaining to Owned Real Property and Real Property Leases.

SECTION 3.10.  Employee Matters.

(a)           There is not currently existing or, to Seller’s Knowledge, threatened, any labor strike, slowdown, work stoppage or lockout against or affecting the Business, nor has there been any such activity within the past 24 months, except as would not individually or in the aggregate, have a Material Adverse Effect.  The Transferred Employees are not subject to any collective bargaining agreement, nor has the Seller experienced any union organizing attempt within the past 24 months by the Transferred Employees.

(b)           Seller and each of its Subsidiaries have complied in all material respects with all applicable Laws in any way relating to the employment of the Employees.

(c)           Section 3.10(c) of the Seller Disclosure Schedule sets forth, as of the date hereof, a complete list of all collective bargaining or other collective labor agreements which govern the terms and conditions of employment of any Employee.  To Seller’s Knowledge, (i) no petition has been filed or proceedings instituted by a union, collective bargaining agent, Employee or group of Employees with any Governmental Authority seeking recognition of or as a bargaining representative with respect to any Employees, and (ii) none of Seller, any Subsidiary of Seller or any labor union or other bargaining representative is seeking to establish a collective bargaining relationship with respect to Employees or is otherwise engaged in or seeking to be engaged in collective bargaining with respect to Employees.

(d)           There are no Actions relating to employment or labor Laws pending or, to Seller’s Knowledge, threatened in writing, against Seller or any Subsidiary of Seller and brought by or on behalf of any Employee or group of Employees that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

SECTION 3.11.  Environmental Matters.

(a)           Seller, with respect to the Assets and the Business, has complied and is in compliance with Environmental Laws and has obtained and has been  in compliance with all Environmental Permits.

(b)           There are no Actions, Governmental Orders or claims relating to the Business or the Assets pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries regarding any actual or alleged violation of, or Liabilities under, any Environmental Laws relating to the Business or the Assets and, except as set forth in Section 3.11 of the Seller Disclosure Schedule, Seller has not received any notice, report or other information regarding any violation of, or any Liability (contingent or otherwise) under any Environmental Law with respect to the Business or the Assets.

(c)           Neither Seller nor any of its Subsidiaries or Affiliates, with respect to the Assets and the Business, have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to any substance, and no substances or Hazardous Materials are present at, on or under any real property now associated with the Business, including the Owned Real Property, that are reasonably anticipated to result in any current or future Liabilities or any current or future obligations for investigation or remediation of Purchaser or Seller or any of its Subsidiaries pursuant to Environmental Laws.

(d)           Neither Seller nor any of its Subsidiaries, with respect to the Assets and the Business, has assumed, undertaken, or provided an indemnity with respect to any Liabilities of any other Person relating to any Environmental Law.

(e)           Seller has provided to Purchaser copies of all material environmental reports, audits, assessments, investigations, and any other environmental documents in its possession, relating to the Assets or the Business.

(f)            There are no Liabilities under Environmental Laws with respect to the Assets or the Business arising out of facts and circumstances existing before the Closing Date.

(g)           Notwithstanding anything in this Article III to the contrary, none of the representations and warranties in this Article III other than this Section 3.11 shall relate to environmental matters.

SECTION 3.12.  Contracts.

(a)           With respect to every Contract, except purchase orders and invoices and any third-party or intercompany agreements related to Overhead and Shared Services, that (i) in the most recent fiscal year of Seller resulted in, or is required by its terms in the future to result in, the payment or receipt by the Business of more than $400,000 per annum in the aggregate,  (ii) relates to a Material Customer or a Material Vendor, (iii) was entered into by Seller or a Subsidiary of Seller with an Employee and provides for (A) an annual base salary in excess of $150,000, (B) a period of notice of termination that is more than 30 days, or (C) an aggregate severance payment of more than $200,000 pursuant to the specific terms of such agreement (excluding any statutory rights of the Employee), (iv) materially restricts the Business from engaging in any business activity or in any geographic area or granting any exclusive distribution or other exclusive rights, (v) relates to settlement, conciliation and other similar agreements relating to actual or threatened Actions, the performance of which will involve payment on or after the Closing Date of consideration in excess of $200,000 or will, on or after the Closing Date impose (or continue to impose) any injunctive or similar equitable relief on the Business or the Assets, (vi) grants to or from Seller or any of its Subsidiaries any license or right to use any Transferred Intellectual Property that is material to the conduct of the Business, other than any such license entered into in the ordinary course of business, (vii) is material to the performance of the Seller’s and its Subsidiaries’ network operations related primarily or exclusively to the Business or (viii) requires capital expenditures in excess of $250,000 and is not fully performed as of the date of this Agreement (the Contracts described in clauses (i) through (viii) and in existence on the date hereof are collectively referred to as the “Material Contracts”), (x) Seller and its Subsidiaries have performed their obligations under each Material Contract in all material respects and are not in material breach or default thereunder, (y) neither Seller nor any of its Subsidiaries has waived any of its material rights under any of the Material Contracts or modified any of the material terms thereof and (z) to the Knowledge of Seller, no other party to any Material Contract is in breach or default in any material respect thereunder.

(b)           Each Material Contract is legal, valid, binding, in full force and effect and enforceable, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles relating to enforceability.

(c)           Section 3.12(c) of the Seller Disclosure Schedule sets forth (i) each Material Customer and (ii) each Material Vendor.  To the Knowledge of the Seller, since January 1, 2008, neither Seller nor any of its Subsidiaries has received any written notice from any customer set forth on Section 3.12(c) of the Seller Disclosure Schedule to the effect that (i) there has been any material problem with the service Seller or its Subsidiaries provide to any such customer concerning the Business and (ii) any such customer will or intends to terminate or fail to renew any Material Contract (but excluding any such Material Contract that was renewed following such notice); provided, that for the purposes of clause (ii) of this Section 3.12(c), written notice must be in the form of a letter or facsimile signed by an authorized representative of such Material Customer.  To the Knowledge of the Seller, since January 1, 2008, neither the Seller nor any of its Subsidiaries has received any written notice from any vendor set forth on Section 3.12(c) of the Seller Disclosure Schedule to the effect that such vendor will or intends to terminate or fail to renew any Material Contract; provided, that any such written notice must be in the form of a letter or facsimile signed by an authorized representative of such Material Customer.

(d)           Except as set forth on Section 3.12(d) of the Seller Disclosure Schedule, within the past eighteen (18) months, there has not occurred with respect to the Business or Assets (i) any material disruption to network operations or any network outage, (ii) any material delay in implementing any planned network build out or scheduled upgrading or maintenance activities, (iii) any material failure to comply with any network performance standards or objectives set forth in any material customer Contract, or (iv) any failure to correct any material network deficiency or condition of which Seller has Knowledge that would cause or result in any of the foregoing (collectively, a “Network Failure”), which have resulted, or would reasonably be expected to result, in (1) the issuance of any credits by Seller or its subsidiaries that, in the aggregate, exceed $125,000, (2) a material breach of any material Contract with a customer or other third party or (3) the payment of any material penalties.

SECTION 3.13.  Brokers.  Except for fees and commissions that will be paid by Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Seller or any of its Affiliates.

SECTION 3.14.  Intellectual Property.

(a)           The Transferred Intellectual Property, together with the rights conferred under the Intellectual Property License Agreement, the Transition Services Agreement, the ATLAS License Agreement and the Assumed Contracts, includes, as of the date hereof, all Intellectual Property Rights that are required to conduct the Business substantially in the manner and to the extent currently conducted (other than any Intellectual Property Rights related to Overhead and Shared Services and the Intellectual Property Rights set forth in Section 5.12); provided, however, that the foregoing is not a representation of non-infringement of Intellectual Property Rights, which representation is solely set forth in Section 3.14(d).

(b)           Seller or a Subsidiary of Seller exclusively owns and has good and exclusive title to each item of Registered Intellectual Property, and to the extent any Transferred Intellectual Property has been obtained pursuant to an Assumed Contract, a valid and enforceable license to use such Transferred Intellectual Property, free and clear of any Liens.  Each item of Registered Intellectual Property is valid, subsisting and enforceable and in full force and effect.  Seller has taken commercially reasonable actions to maintain and protect the Transferred Intellectual Property (including making filings and payments of maintenance or similar fees for Registered Intellectual Property and protecting trade secrets and other confidential information) and has obtained ownership, to the extent permitted under applicable Law, of the Intellectual Property Rights included in the Transferred Intellectual Property authored, developed or otherwise created for Seller or a Subsidiary of Seller by its employees and contractors. To the Knowledge of Seller, there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings pending with respect to any Registered Intellectual Property that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(c)           Section 3.14(c) of the Seller Disclosure Schedule sets forth complete and accurate lists of all Registered Intellectual Property, identifying for each item the owner, the patent, application, serial or registration numbers, as applicable, and the jurisdictions where such Registered Intellectual Property is registered or issued or where applications have been filed.  Section 3.14(c) of the Seller Disclosure Schedule sets forth a complete and accurate list of all material Transferred Software, identifying for each item, the vendor or developer, as applicable, from which Seller or any Subsidiary of Seller has the right to use, such Intellectual Property.

(d)           Except as would not reasonably be expected to have a Material Adverse Effect: (i) no Action is pending or, to the Knowledge of Seller, threatened, and neither Seller nor any Subsidiary of Seller has received written notice within the past six (6) years, challenging the validity, enforceability, use or ownership of the Transferred Intellectual Property or asserting that the conduct of the Business or the use of any Transferred Intellectual Property has infringed, misappropriated or otherwise conflicted with any Intellectual Property right of any person, (ii) to the Knowledge of Seller, the Business is not infringing, misappropriating or otherwise conflicting with any Intellectual Property Rights of any third party and (iii) to the Knowledge of Seller, no third party is infringing, misappropriating or otherwise conflicting with any Transferred Intellectual Property.

(e)           In the past two (2) years, to the Knowledge of Seller, there have not been any incidents of data security breaches that resulted in written complaints against or notices to Seller, or audits, proceedings or investigations conducted or claims asserted by any other Person (including any Governmental Authority) regarding the collection, storage or use of personal information by any Person in connection with the Business and alleging any material violation of applicable Law or Governmental Authority’s rules.

(f)            Notwithstanding anything in this Article III to the contrary, no Section in this Article III shall be construed to extend or modify any representation or warranty made in this Section 3.14, or otherwise make any additional representation or warranty, in each case with respect to ownership, non-infringement, validity, or litigation of any Intellectual Property Rights.

SECTION 3.15.  Taxes.

(a)           There are no material Tax Liens on the Assets except for Liens for Taxes not yet due and payable.

(b)           With respect to the Assets or the Business, (i) no outstanding deficiency for any material property or sales and use tax, or similar material state, local or foreign tax, has been proposed, asserted or assessed in writing by any tax authority against the Seller or its Subsidiaries; and (ii) no tax authority has asserted in writing that the Seller or its Subsidiaries has failed to file any Tax Return relating to such taxes as required under applicable law.

SECTION 3.16.Employee Benefit Matters.

(a)           Each Seller Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter to that effect from the Internal Revenue Service, and, to the Knowledge of Seller, nothing has occurred since the date of such letter that cannot be cured within the remedial amendment period provided by Section 401(b) of the Code which would prevent any such Seller Benefit Plan from remaining so qualified.

(b)           To the Knowledge of Sellers, the Seller Benefit Plans are in material compliance with their terms and with applicable Law, including ERISA and the Code and the regulations and government rulings issued thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

SECTION 4.01.  Organization and Good Standing.  Purchaser, and each of its Subsidiaries that is or will be a party to any of the Ancillary Agreements, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Purchaser and each such Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a materially adverse effect upon Purchaser’s or such Subsidiary’s ability to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 4.02.  Authority.  Purchaser, and each of its Subsidiaries that is or will be a party thereto, has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a signatory and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by Purchaser and each such Subsidiary of this Agreement and each Ancillary Agreement to which it is or will be a signatory has been duly authorized by all requisite corporate action on the part of Purchaser and each such Subsidiary.  This Agreement has been, and upon execution each Ancillary Agreement will be, duly executed and delivered by Purchaser and each such Subsidiary that is or will be a party thereto and (assuming due authorization, execution and delivery by Seller and, if applicable in the case of the Ancillary Agreements, by each Subsidiary of Seller that is or will be a party thereto) this Agreement constitutes, and each Ancillary Agreement to which Purchaser or any such Subsidiary is or will be a party constitutes or, when so executed and delivered, will constitute, a legal, valid and binding obligation of Purchaser and each such Subsidiary, enforceable against Purchaser and each such Subsidiary in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (b) Laws governing specific performance, injunctive relief and other equitable remedies.

SECTION 4.03.  No Conflict; Consents and Approvals.  Subject to the requirements of the HSR Act, none of (a) the execution and delivery by Purchaser or, if applicable in the case of the Ancillary Agreements, any of its Subsidiaries, of this Agreement and the Ancillary Agreements to which it is or will be a party, (b) the consummation by Purchaser or any such Subsidiary of the transactions contemplated hereby or thereby or (c) the compliance by Purchaser or any such Subsidiary with any of the provisions hereof or thereof, as the case may be, will:

(i)            conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws or other organizational documents of Purchaser or any such Subsidiary;

(ii)           require Purchaser or any such Subsidiary to make any filing with, or obtain any Consent from, any Governmental Authority;

(iii)          conflict with, violate or result in the breach by Purchaser or any such Subsidiary of any applicable Law; or

(iv)          conflict with, violate, result in the breach or termination of or constitute a default under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which Purchaser or any such Subsidiary is a party or signatory or by which any of their respective properties is bound;

except for such matters that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect upon Purchaser’s and its Subsidiaries’ ability to carry out their respective obligations under, and to consummate, or to impede or delay in any material respect the consummation of, the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 4.04.  Absence of Litigation.  There are no Actions pending or, to the knowledge of Purchaser, threatened to which Purchaser or any of its Affiliates or their properties or assets would be subject that, individually or in the aggregate, would reasonably be expected to have a material adverse effect upon Purchaser’s or its Subsidiaries’ ability to carry out their respective obligations under, and to consummate, or to impede or delay in any material respect the consummation of, the transactions contemplated by, this Agreement and the Ancillary Agreements or that relate to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

SECTION 4.05.  Exclusivity of Representations and Warranties.  Purchaser acknowledges that (a) it and its representatives have been permitted full and complete access to the books and records, facilities, equipment, contracts and other properties and assets of the Business that it and its representatives have desired or requested to see or review, and that it and its representatives have had an opportunity to meet with the officers and employees of the Business to discuss the Business and (b) except for the representations and warranties expressly set forth in Article III or in any Ancillary Agreement (and, in the case of clause (iii) below, the indemnification rights of the Purchaser Indemnified Persons in Article X in respect of such representations and warranties), (i) Purchaser has not relied on any representation or warranty from Seller or any other Person in determining to enter into this Agreement, (ii) neither Seller nor any other Person has made any representation or warranty, express or implied, as to the Business (or the value or future thereof), the Assets, the Assumed Liabilities or the accuracy or completeness of any information regarding any of the foregoing that Seller or any other Person furnished or made available to Purchaser and its representatives (including any projections, estimates, budgets, offering memoranda, management presentations or due diligence materials) and (iii) except for intentional fraud, none of Seller, its Subsidiaries or any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use, of any such information.  Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties in Article III and in the Ancillary Agreements (if any), THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

SECTION 4.06.  Financing.

(a)           Purchaser has delivered to Seller a true and complete copy of an executed commitment letter dated February 20, 2009 (as the same may be amended and replaced in accordance with Section 5.14, the “Debt Commitment Letter”), pursuant to which the lender parties thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”).

(b)           As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect.  The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in or contemplated by the Debt Commitment Letter.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term or condition of the Debt Commitment Letter.  As of the date of this Agreement, subject to the satisfaction of the conditions contained in Section 8.01 and Section 8.03 (other than the condition set forth in Section 8.03(d)), Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Debt Commitment Letter.  Purchaser has fully paid any and all commitment fees that have been incurred and are due and payable as of the date of this Agreement in connection with the Debt Commitment Letter.

(c)           As of the date hereof, Purchaser has no contracts, agreements, commitments, arrangements or understandings with any Person concerning any equity or debt contributions to be made to Purchaser to all or any part of the Purchase Price other than as set forth in the Debt Commitment Letter or those that would not materially and adversely affect Purchaser’s ability to perform its obligations under this Agreement, nor any contracts, agreements, commitments, arrangements or understandings with any Person concerning the ownership and operation of Purchaser or the Business other than those that would not adversely affect Purchaser’s ability to perform its obligations under this Agreement.

SECTION 4.07.  Brokers.  Except for fees and commissions that will be paid by Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

ARTICLE V

COVENANTS

SECTION 5.01.  Conduct of Business Prior to the Closing.  Unless Purchaser otherwise agrees in writing as set forth below (which agreement shall not be unreasonably withheld or delayed) and except (a) as expressly contemplated by this Agreement, (b) as relates to Excluded Assets or Retained Liabilities, (c) as set forth in Section 5.01 of the Seller Disclosure Schedule or (d) as required by applicable Law, between the date hereof and the Closing Date, Seller shall (and shall cause its Subsidiaries to) (i) conduct the Business only in the ordinary course, consistent with past practice in all material respects, and (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Business and to preserve the current relationships of the Seller and each Subsidiary with each of the customers, suppliers and other Persons with whom the Business has business relations as is reasonably necessary to preserve substantially intact the Business.  Without limiting the foregoing, and as an extension thereof, except as set forth in the Seller Disclosure Schedule, as otherwise contemplated by this Agreement, as required by applicable Law or as otherwise agreed in writing by Purchaser (which agreement shall not be unreasonably withheld), Seller shall not, and shall not permit any Subsidiary to, between the date hereof and the Closing Date, directly or indirectly, do, or agree to do, any of the following:

(i)            distribute, sell, assign, transfer, lease, abandon or otherwise dispose of any interest in, any of the Assets which distribution, sale, assignment, transfer, lease, abandonment or disposition is material, individually or in the aggregate, to the Business taken as a whole, other than sales or licenses of goods or services in the ordinary course of business;

(ii)           grant any Lien, or permit or suffer to exist any Lien other than a Permitted Lien, on any of the Assets or cancel any material debts or settle, discharge or waive any material claims or rights pertaining to the Business or the Assets;

(iii)          materially change, amend or otherwise modify or terminate any Material Contract, Material Real Property Lease or any Contract with a Material Customer or Material Vendor, other than in the ordinary course of business;

(iv)          enter into, or become obligated under any Material Contract, Material Real Property Lease or any Contract with a Material Customer or Material Vendor, other than in the ordinary course of business;

(v)           materially delay or materially postpone the payment of accounts payable or other liabilities or accrue any expenses outside the ordinary course of business, or accelerate the prepayment of any accounts receivable or accelerate billings or recognize revenue outside the ordinary course of business;

(vi)          make or change any material Tax election, change an annual accounting period, adopt or change any accounting method with respect to the

Assets or the Business that would adversely affect the tax treatment of the Assets for the Purchaser;

(vii)         fail to maintain in effect insurance of such types, covering such risks and with amounts and deductibles as are in place on the date of this Agreement solely with respect to the Business and the Assets;

(viii)        change, amend or otherwise modify any accounting practice or policy with respect to the Business, except as required by US GAAP or Law; or

(ix)           authorize, or commit or agree to take, any of the foregoing actions.

If Seller desires to take any action described in this Section 5.01, Seller may, prior to taking any such action, request Purchaser’s consent via an electronic mail and facsimile (with transmission confirmed) to the individuals listed on Exhibit J.  Purchaser shall be deemed to have consented to such action unless Purchaser notifies the Seller in writing by 11:59 p.m. (Pacific time) on the fifth Business Day following delivery of all notices required in the preceding sentence that Purchaser does not consent to such action.

SECTION 5.02.  Access to Information; Advice of Changes.

(a)           Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, (i) give Purchaser, its authorized representatives, and its lenders, upon reasonable advance notice and during regular business hours, reasonable access to all books, records, personnel, officers and other facilities and properties of the Business, (ii) permit Purchaser to make such copies and inspections thereof, upon reasonable advance notice and during regular business hours, as Purchaser may reasonably request and (iii) provide Purchaser with access to information regarding any discussions with customers of the Business regarding the transactions contemplated by this Agreement and any customer Consents as Purchaser may reasonably request, (iv) cause the officers of Seller and its Subsidiaries to furnish Purchaser with such unaudited financial and operating data and other information with respect to the Business as is regularly prepared in the ordinary course that Purchaser may from time to time reasonably request; provided, however, that any such access shall be conducted in accordance with Law (including any applicable antitrust or competition law), at a reasonable time, under the supervision of Seller’s personnel and in such a manner as to maintain confidentiality and not to interfere with the normal operations of the businesses of Seller and its Subsidiaries.

(b)           Notwithstanding anything contained in this or any other agreement between Purchaser and Seller executed on or prior to the date hereof, Seller shall not have any obligation to make available to Purchaser or its representatives, or provide Purchaser or its representatives with, (i) any Tax Return filed by Seller or any of its Affiliates or predecessors, or any related material, except to the extent relating solely to the Assets, or (ii) any information if making such information available would (A) jeopardize any attorney-client or other legal privilege or (B) contravene any applicable Law or agreement (including any confidentiality agreement to which Seller or any its Affiliates is a party), so long as the Seller has taken all commercially reasonable steps (including requests for waivers) to enable otherwise required disclosure to Purchaser to occur without so jeopardizing privilege or contravening such Law, duty or agreement.  If any material is withheld by such party pursuant to the preceding sentence, Seller shall inform the Purchaser as to the general nature of what is being withheld.

(c)           From and after the date of this Agreement until the Closing Date, each party hereto shall promptly notify the other party of the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement of which it becomes aware and which would reasonably be expected to result in any condition to the obligations of the other party to effect the transactions provided for in this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.02(c) (i) shall not cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the execution of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice and (ii) shall not be given any effect for the purpose of (x) determining the accuracy of any of the representations and warranties made by the party providing such notice or (y) determining whether any of the conditions set forth in Article VIII has been satisfied.

SECTION 5.03.  Confidentiality; Publicity.

(a)           The terms of the Mutual Non-Disclosure Agreement, dated as of January 18, 2008, between Seller and Purchaser (the “Confidentiality Agreement”) are hereby incorporated herein by reference and shall continue in full force and effect and survive the Closing, except that (1) the non-disclosure and non-use obligations of Purchaser under sections 1(i) and 1(ii) of the Confidentiality Agreement in respect of information about the Business shall terminate at the Closing and (2) solely with respect to Information (as defined in the Confidentiality Agreement) that relates exclusively to the Business, Seller and its Subsidiaries shall be deemed the Receiving Party (as defined in the Confidentiality Agreement) from and after Closing.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in all respects and section 6 of the Confidentiality Agreement shall not apply with respect to the Employees.

(b)           Neither of the parties shall issue any press release or make any public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of (i) Seller, in the event the disclosing party is Purchaser, or (ii) Purchaser, in the event the disclosing party is the Seller, such consent not to be unreasonably withheld or delayed, except each party may make such disclosure to the extent so required pursuant to an applicable requirement of Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, provided that each party shall give the other a reasonable opportunity to review and comment upon such disclosure to the extent practicable.

SECTION 5.04.  Efforts and Actions to Cause the Closing to Occur.

(a)           Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do or cause the conditions set forth in Section 8.01 and Section 8.03 to be satisfied, and the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do or cause the conditions set forth in Section 8.01 and Section 8.02 to be satisfied.  Without limiting the foregoing, Seller and Purchaser shall (i)  prepare and file all forms, registrations and notices required to be filed to consummate the Closing and take such actions as are necessary to obtain any requisite Consent, provided that neither Purchaser nor Seller shall be obligated to make any payment or deliver anything of value to any third party (other than filing and application fees to Governmental Authorities, all of which shall be paid or reimbursed by Purchaser) in order to obtain any Consent, (ii) defend all lawsuits and other proceedings by or before any Governmental Authority challenging this Agreement or the consummation of the Closing and (iii) cause to be lifted or rescinded any injunction, decree, ruling, order or other action of any Governmental Authority adversely affecting the ability of the parties to consummate the Closing.  In furtherance of and not in limitation of the foregoing, each of Purchaser and Seller agrees to make or cause to be made an appropriate filing of any Notification and Report Form required pursuant to the HSR Act and any filings or applications required under the Laws of any non-U.S. jurisdiction, including the European Union or any nation thereof, as soon as practicable after the date hereof.  In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to delay the obtaining of, or result in not obtaining, any Consent from any Governmental Authority or other Person required to be obtained prior to the Closing.  Notwithstanding the foregoing, Purchaser and Seller shall not be required to take any commercially unreasonable action that substantially impairs the overall benefits realized from the consummation of the transactions set forth herein, and in no event shall Purchaser be required to (i) sell, hold separate or otherwise dispose of the Assets or  Purchaser’s or its Affiliate’s other assets or businesses now owned or hereafter acquired by Purchaser to resolve any objection or proceeding objecting to the transactions contemplated hereunder or (ii) terminate any existing relationships and contractual rights and obligations.

(b)           If any party hereto or Affiliate thereof receives a request for information or documentary material from any Governmental Authority with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(c)           The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the requisite Consents of each applicable Governmental Authority, including:

(i)            cooperating with each other in connection with filings under the HSR Act, other antitrust or trade regulation Laws of any jurisdiction, and any Laws regulating foreign investment of any jurisdiction in connection with the transactions contemplated by this Agreement;

(ii)           furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the HSR Act, other competition Laws of any jurisdiction, or any Laws regulating foreign investment of any jurisdiction in connection with the transactions contemplated by this Agreement;

(iii)          promptly notifying each other of any communications from or with any Governmental Authority with respect to the transactions contemplated by this Agreement;

(iv)          not agreeing to participate in any meeting or discussion with any Governmental Authority in connection with proceedings under or relating to the HSR Act, other competition Laws of any jurisdiction, or Laws regulating foreign investment of any jurisdiction in connection with the transactions contemplated by this Agreement, unless it consults with the other party in advance, and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and

(v)           consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act, competition Laws of any jurisdiction, or Laws regulating foreign investment of any jurisdiction, in connection with the transactions contemplated by this Agreement.

(d)           The Seller shall, at Purchaser’s expense, use its commercially reasonable efforts to assist Purchaser in obtaining the title commitments and surveys with respect to the Owned Real Property, including, without limitation, removing from title any Liens which are not Permitted Liens.  The Seller shall provide the title company with a customary owner’s affidavit and gap indemnity reasonably requested by the title company in connection with issuance of the title policies with respect to the Owned Real Property.

SECTION 5.05.  Bulk Sales.  Without limitation of Seller’s (or its relevant Subsidiary’s) obligations set forth in Section 2.02(b)(viii), Purchaser hereby waives compliance by Seller and its Subsidiaries with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the sale of the Business and the Assets to Purchaser.

SECTION 5.06.  Insurance.  Effective as of the Closing Date, the Business shall cease to be insured by the insurance policies of Seller and its Subsidiaries.

SECTION 5.07.  Certain Services and Benefits Provided by Affiliates.  Except as otherwise expressly provided in the Transition Services Agreement, all Overhead and Shared Services provided to the Business shall cease as of the Closing Date.

SECTION 5.08.  Further Action.  From and after the Closing Date, each of the parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the transactions contemplated hereby and thereby, including the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer any Assets as provided in this Agreement.  Without limiting the foregoing, from and after the Closing (a) Seller shall (and shall cause its Subsidiaries to) do all things necessary, proper or advisable as reasonably requested by Purchaser to put Purchaser in effective possession, ownership and control of the Assets, and Purchaser shall cooperate with Seller for such purpose, including obtaining consents from any third parties to the extent necessary to transfer any Assumed Contract to the Purchaser (or its designated Affiliates) and (b) Purchaser shall (and shall cause its Subsidiaries to) do all things necessary, proper or advisable as reasonably requested by Seller (i) to transfer to Seller (or such other Person as Seller shall indicate) any Excluded Assets that Purchaser may possess and (ii) to assure that Purchaser, rather than Seller or any of its Subsidiaries, is the obligor in respect of all Assumed Liabilities, including by novating any Assumed Contract that is a Nonassignable Asset to Purchaser and seeking to cause the counterparty to any Shared Contract to enter into a new agreement with Purchaser with respect to the matters addressed by such Shared Contract, and Seller shall cooperate with Purchaser for such purposes, provided that neither Purchaser nor Seller shall be obligated to make any payment or deliver anything of value to any third party (other than filing and application fees to Governmental Authorities, all of which shall be paid or reimbursed by Purchaser) in order to obtain any Consent to the transfer of Assets or the assumption of Assumed Liabilities.  Purchaser shall, upon the request of Seller, and at no cost to Seller (other than reimbursement of out-of-pocket expenses), make the Transferred Employees available at reasonable times and cooperate in all reasonable respects with Seller and its Subsidiaries in the preparation for, and defense of, any lawsuit, arbitration or other Action (whether disclosed or not disclosed in the Seller Disclosure Schedule) filed or claimed against Seller or any of its Affiliates or any of the respective agents, directors, officers and employees of Seller and its Affiliates, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the Closing Date, except with respect to any Actions between Seller and Purchaser that may arise as a result of this Agreement and the transactions contemplated hereby.

SECTION 5.09.  Ancillary Agreements.  On the Closing Date, each of Purchaser and Seller shall (and, if applicable, each shall cause its Subsidiaries or, in the case of Purchaser, its wholly owned Subsidiaries to) execute and deliver each of the Ancillary Agreements to which it is a party if such Ancillary Agreement has not been executed on the date hereof.

SECTION 5.10.  Maintenance of Books and Records.  After the Closing Date, each of the parties hereto shall preserve, until at least the fifth anniversary of the Closing Date, all pre-Closing Date records to the extent relating to the Business possessed or to be possessed by such party.  After the Closing Date and up until at least the fifth anniversary of the Closing Date, upon any reasonable request from a party hereto or its representatives, the party holding such records shall (a) provide to the requesting party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its representatives to make copies of such records, in each case at no cost to the requesting party or its representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require either party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law, fiduciary duty or agreement (it being understood that each party shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the other party to occur without so jeopardizing privilege or contravening such Law, duty or agreement) or require either party to disclose its Tax records.  Such records may be sought under this Section 5.10 for any reasonable purpose, including to the extent reasonably required in connection with accounting, litigation, federal securities disclosure or other similar needs of the party seeking such records (other than claims between Seller and Purchaser or any of their respective Subsidiaries under this Agreement or any Ancillary Agreement).  Notwithstanding the foregoing, (i) any and all such records may be destroyed by a party if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless the other party hereto notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith and (ii) no party shall be required to provide the other party access to, or copies of, any Tax Returns, except to the extent relating solely to the Assets.

SECTION 5.11.  Deletion of Non-Transferred Software.  Purchaser agrees that, on and following the Closing Date, Purchaser shall not use and shall cause each of its Affiliates not to use any software or computer databases loaded on the Equipment included in the Assets as of the Closing Date, unless such licenses to software or computer databases are included in the Assets or Purchaser otherwise has the right to use them pursuant to the Intellectual Property License Agreement or Transition Services Agreement or otherwise.  Purchaser shall, as soon as is reasonably practicable, and in any event no later than 45 days following the Closing Date, delete all such software and computer databases from any of the Equipment on which it is installed.

SECTION 5.12.  Use of Seller’s Trademarks and Logos.  Except as expressly provided in the Intellectual Property License Agreement, Purchaser shall not have the right to use, and shall promptly cease and desist from all use of, the name “VeriSign” or any trade names, trademarks, identifying logos or service marks owned by Seller or any of its Subsidiaries (other than as part of the Transferred Intellectual Property) or employing the word “VeriSign” or any part or variation of any of the foregoing or any confusingly similar trade names, trademarks or logos to any of the foregoing (collectively, the “Seller’s Trademarks and Logos”) and will adopt new trade names, trademarks, identifying logos and service marks related thereto which are not confusingly similar to Seller’s Trademarks and Logos.  Without prejudice to Purchaser’s obligation to cease and desist from the use of Seller’s Trademarks and Logos, Purchaser shall not use Seller’s Trademarks and Logos in any manner that might dilute, tarnish, disparage or reflect adversely on Seller or Seller’s Trademarks and Logos or result in any Liability to Seller.

SECTION 5.13.  Seller Guarantees and Other Credit Support of the Business.  Following the Closing, but subject to any obligation of Seller or its relevant Subsidiary under Section 2.02(b), Purchaser will use its commercially reasonable efforts to procure the release by the applicable counterparty, as soon as reasonably practicable but in no event later than 60 days after the Closing Date, of any continuing obligation of Seller or any of its Subsidiaries with respect to any Assumed Contract or Shared Contract (including any guarantee or credit support provided by, or any letter of credit posted by, Seller or any such Subsidiary) and will indemnify and hold harmless Seller and its Subsidiaries from and against any Loss resulting from or relating to any such obligation.  Without limiting the generality of the foregoing, following the Closing, Purchaser will (a) use its commercially reasonable efforts to procure the release by the applicable counterparty of any continuing obligation of Seller or any such Subsidiary with respect to the guarantees or other credit support set forth in Section 5.13 of the Seller Disclosure

Schedule and (b) indemnify and hold harmless Seller and each such Subsidiary from and against any Loss resulting from or relating to any continuing obligation of Seller or any such Subsidiary with respect to any such guarantee or other credit support.

SECTION 5.14.  Consummation of Debt Financing.

(a)           Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things that in its good faith determination are necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter and negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions reflected in the Debt Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to Purchaser in such Debt Commitment Letter or definitive agreements, as applicable, that are within their control and (iii) consummate the Debt Financing at or prior to the Closing; provided that in no event shall Purchaser be required to pay any amounts not specified in the Debt Commitment Letter or commence litigation or any arbitral or other adversary proceedings against any Person obligated to arrange or provide any portion of the Debt Financing.  In furtherance of the provisions of this Section 5.14, the Debt Commitment Letter may be amended or superseded to replace or add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof, or otherwise in a manner not less beneficial to Purchaser (as determined in the reasonable judgment of Purchaser) (the “New Debt Financing Commitments”), provided that the New Debt Financing Commitments shall not (i) expand or adversely amend, in any material respect, the conditions to the Debt Financing set forth in the Debt Commitment Letter; (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of the Debt Financing (unless, in the case of this clause (iii), replaced with an equal or greater amount of new equity or other financing that satisfies the conditions set forth in clauses (i) and (ii)).  Upon and from and after each such event, the term “Debt Financing” as used in the preceding sentence shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letter that is not so amended or superseded at the time in question and the New Debt Financing Commitments to the extent then in effect.  In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter for any reason, Purchaser shall, subject to any limitations set forth in the existing Debt Commitment Letter, use its reasonable best efforts to obtain alternative financing from alternative sources (“Alternative Financing”) as promptly as practicable following the occurrence of such event on terms that are not less favorable, in the aggregate, to Purchaser than as contemplated by the Debt Commitment Letter.  Purchaser shall keep Seller reasonably apprised as to the status of, and any material developments relating to, the Debt Financing.

(b)           Purchaser will pay when due all commitment fees arising under the Debt Commitment Letter as and when they become payable.

(c)           Seller shall, and shall cause its Subsidiaries and representatives, officers, directors, employees and advisors (including legal and accounting) to, provide to Purchaser all cooperation, on a timely basis, as reasonably requested by Purchaser in connection with the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller and its Subsidiaries), including:  (i) upon reasonable notice, permitting key employees of the Business to participate in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies, (ii) subject to execution by such lenders of customary confidentiality agreements, providing to the lenders specified in the Debt Commitment Letter such financial and other information in Seller’s possession relating to the Business as they may reasonably request, making the key employees of the Business available to assist the lenders specified in the Debt Commitment Letter with the preparation of materials (including business projections, pro forma financial information and similar materials) for rating agency, lender and investor presentations, offering documents, private placement memoranda, bank information and syndication memoranda, prospectuses, marketing materials and similar documents in connection with the Debt Financing; (iii) assisting in obtaining auditor’s reports in respect of audited financials (including consents of accountants for use of their reposts in any materials relating to the Debt Financing) as reasonably requested by Purchaser; (iv) executing or obtaining and delivering at the Closing other customary certificates, consents, opinions, survey and title insurance and other documents as may be reasonably requested by the relevant financing sources; and (v) otherwise reasonably cooperating in connection with the consummation of the Debt Financing; provided, however, that neither Seller nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by Purchaser in connection with the Debt Financing.  Purchaser shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs incurred by Seller or any of its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless Seller, its Subsidiaries and their respective representatives for and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (including information provided by Seller or any of its Subsidiaries).  Purchaser shall not be obligated to reimburse Seller for the time of Seller’s employees required to comply with Seller’s obligations under this Section 5.14(e).

SECTION 5.15.  Financial Information.

(a)           (i)  Between the date hereof and the Closing Date, within sixty (60) days after the end of each of the first three calendar quarters or ninety (90) days after the end of the fourth calendar quarter, Seller shall provide Purchaser an unaudited balance sheet and related income statement for the Business as of the end of, and for the period of, such quarter (collectively, the “Interim Financial Statements”) and (ii) as promptly as practical but in no event more than 45 days following the Closing, furnish Purchaser and its Debt Financing sources with audited adjusted financial statements relating to the Business as of and for the 12 months ended December 31, 2008 in a manner meeting the requirements of Regulation S-X under the Securities Act, together with a report thereon by KPMG LLP (the “SEC Financial Statements”).  The Interim Financial Statements shall be prepared in a manner consistent with the Unaudited Financial Information.  In connection with the foregoing, Seller shall use reasonable best efforts to execute such management and other representation letters as shall be reasonably requested by KPMG, LLP to complete the audit of the SEC Financial Statements.

(b)           Promptly following the Closing Date, Seller shall (i) at its own expense, prepare balance sheets and related statements of income and cash flows of the Business, together with all footnotes and schedules required by US GAAP, for the three months ending March 31, 2009 (the “2009 Unaudited Financial Statements”), which shall be prepared (x) using substantially the same basis of presentation as the Interim Financial Statements, (y) in a manner meeting the requirements of Regulation S-X adopted under the Securities Act; and (ii) take, or cause to be taken, all reasonable actions necessary, proper or advisable to assist KPMG LLP in the completion of a review, consistent with the requirements of SAS 100, of the 2009 Unaudited Financial Statements, including executing such management and other representation letters as shall be reasonably requested by KPMG LLP.  The parties shall consult with one another, and reasonably discuss and agree (in light of the actual date of the Closing and the intent of preparing financial statements meeting the requirements of Regulation S-X adopted under the Securities Act), on whether (x) any modifications to the periods covered by the 2009 Unaudited Financial Statements are necessary, desirable or appropriate (including, where possible, a change of the periods for which financial statements must be prepared by Seller), and (y) any corresponding changes to the reviews to be conducted by KPMG LLP are necessary, in each case in order for such financial statements to be in compliance with Regulation S-X adopted under the Securities Act.  Seller shall use reasonable best efforts to cause the 2009 Unaudited Financial Statements to be delivered to Purchaser no more than 45 days after the Closing Date.  Seller shall, and shall cause each of its officers and employees to, provide to KPMG LLP all information, documents and assistance reasonably requested by KPMG LLP in connection with the review of the 2009 Unaudited Financial Statements, and shall reasonably cooperate with Purchaser in the preparation by the Purchaser and its auditors of pro forma financial information that reflect the effect of the acquisition by Purchaser of the Business for such periods as would be required by Regulation S-X under the Securities Act.

SECTION 5.16.  Exclusivity.

(a)           Until the earlier of (i) the Closing, and (ii) the termination of this Agreement pursuant to Section 9.01, except as specifically permitted in Section 5.16(b), Seller agrees that it shall not, and shall cause its officers, directors, employees, Affiliates, attorneys, advisors, accountants, bankers, agents and representatives not to, directly or indirectly: (i) initiate or solicit any proposal or offer from any Person (other than Purchaser or one of its Affiliates) relating to any transaction or series of related transactions involving:  (A) the disposition or acquisition of all or any material portion of the Assets or any asset which, if held by Seller as of the Closing Date would be an Asset (other than (x) in connection with transactions that are permitted pursuant to this Agreement or (y) in the ordinary course of business of the Seller) or (B) any other transaction or financing which if consummated would have a materially adverse effect on Seller’s ability to consummate the transactions contemplated by this Agreement in accordance with the terms and on the basis and timeframe set forth herein (each of (A) and (B) above, inclusive, an “Alternative Transaction”); (ii) participate in any discussions or negotiations or enter into any letter of intent or agreement  (other than an Acceptable Confidentiality Agreement to the extent permitted under Section 5.16(b)) with, or provide any information to, any Person or any of such Person’s Affiliates, advisors or representatives (other than Purchaser or one of its Affiliates, advisors or representatives) in connection with an Alternative Transaction to be made by or on behalf of such Person; (iii) accept any proposal or offer from any Person (other than Purchaser or one of its Affiliates) relating to an Alternative Transaction; or (iv) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any Person (other than Purchaser).  Seller agrees that it shall, and shall cause its and the Business’ officers, directors, employees, Affiliates, attorneys, advisors, accountants, bankers, agents and representatives to, cease all negotiations with all third parties (other than Purchaser or its Affiliates) related to an Alternative Transaction and shall not recommence such negotiations unless this Agreement is terminated.  Seller shall promptly notify Purchaser in writing if any Person makes any proposal, offer, inquiry or contact with respect to a possible Alternative Transaction and shall provide to Purchaser the terms of any such proposal, offer, inquiry or contact (including without limitation the name of the Person making the proposal, offer, inquiry or contact), and in the case of written materials provided to Seller or its advisors or representatives, copies of all such materials, including financing letters.

(b)                                 Notwithstanding anything to the contrary in Section 5.16(a), at any time following the date of this Agreement and prior to the Closing, Seller shall be permitted, if it has otherwise complied with its obligations under this Section 5.16, to

(i)            engage in discussions or negotiations with a Person who has made a bona fide written offer or proposal for an Alternative Transaction not solicited in violation of this Section 5.16 if, prior to taking such action, (x) Seller enters into an Acceptable Confidentiality Agreement with such Person and (y) the board of directors of Seller determines in good faith after receiving the advice of its financial advisors, that such proposal or offer constitutes, or is reasonably likely to result in, a Superior Alternative Transaction; and

(ii)           furnish or disclose any non-public information relating to the Seller or the Business to a Person who has made a bona fide written offer or proposal for an Alternative Transaction not solicited in violation of this Section 5.16 if, prior to taking such action, the board of directors of Seller determines in good faith after receiving the advice of its financial advisors, that such proposal or offer constitutes, or is reasonably likely to result in, a Superior Alternative Transaction, but only so long as Seller (x) has caused such Person to enter into an Acceptable Confidentiality Agreement and (y) concurrently discloses the same non-public information to the Purchaser if such non-public information has not previously been disclosed to the Purchaser.

(iii)          Seller shall keep Purchaser informed on a current basis of the status, terms and substance of any discussions or negotiations including amendments and proposed amendments of any such inquiry, proposal or offer, and shall notify Purchaser promptly if Seller’s board of directors determines that an proposal or offer constitutes, or is reasonably likely to result in, a Superior Alternative Transaction.  Seller agrees that none of it or its Subsidiaries shall enter into any confidentiality or other agreement with any Person after the date hereof which prohibits Seller from complying with its obligations under this Section 5.16(b)(iii).

SECTION 5.17.  Non-Solicitation.  Seller agrees that for a period of one (1) year from and after the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, solicit to hire or hire any Transferred Employee, unless such Person ceased to be an employee of Purchaser or its Subsidiaries prior to such action by Seller or its Subsidiaries, or, in the case of such Person’s voluntary termination of employment with Purchaser or its Subsidiaries, at least three months prior to such action by Seller or its Subsidiaries. Notwithstanding the foregoing, the restrictions set forth in this Section 5.17 shall not apply to bona fide general solicitations of, or advertisements for, employment placed by Seller that are not specifically targeted at such Persons.  In addition, neither Seller nor any of its Affiliates shall directly, or indirectly through another Person, for so long as Seller shall have continuing obligations under Section 5.18 below, call on, solicit or service any customer, supplier, licensee, licensor or other business relation of Purchaser or any of its Affiliates in order to induce or attempt to induce such Person to cease doing business with Purchaser or any of its Affiliates with respect to the Business, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation with respect to the Business and Purchaser or any of its Affiliates (including making any negative statements or communications with respect to the Business about Purchaser or any of its Affiliates).

SECTION 5.18.  Noncompetition.

(a)                                  Subject to Section 5.18(b) below, in consideration of the Purchaser entering into this Agreement and in order that the Purchaser may enjoy the full benefit of the Assets and the Business, for a period of twenty four (24) months from and after the Closing Date (the “Noncompetition Period”), neither the Seller nor any of its Affiliates shall, directly or indirectly, carry on, or participate in, a business which is directly in competition with the Business (any such restricted activity, a “Competitive Business”).

(b)                                 Nothing in this Section 5.18 shall restrict the right of Seller and its Affiliates to, directly or indirectly:

(i)            continue to operate each of the businesses of Seller other than the Business (the “Existing Businesses”) in substantially the same manner as the Existing Businesses are currently conducted (including any business substantially similar to an Existing Business acquired by Seller or any of its Affiliates on or after the Closing Date to the extent such business is thereafter conducted in substantially the same manner as the Existing Businesses are currently conducted);

(ii)           transfer any Existing Business to any third party (including any third party engaged in a Competitive Business);

(iii)          provide any service or carry out any activity that Seller or its Subsidiaries will be required to provide or carry out as a result of the adoption of any consensus policy by the Internet Corporation for Assigned Names and Numbers;

(iv)          acquire or hold securities of any Person that is engaged in a Competitive Business, provided that such acquisition or holding of securities represents a passive investment for Seller or any of its Affiliates and does not give

Seller or any of its Affiliates the right to appoint directors or management of such Person or to otherwise exercise control over the management of such Person; or

(v)           acquire the majority of the voting securities of any Person, or acquire the assets of a business, that is engaged in a Competitive Business, provided that such Competitive Business (A) is terminated or disposed of within twelve months after completion of such acquisition and (B) represents less than 10% of the revenues generated by such acquired Person or business.

(c)                                  The Seller acknowledges and agrees that the remedy at law for any breach, or threatened breach, of any of the provisions of this Section 5.18 will be inadequate and, accordingly, the Seller covenants and agrees that the Purchaser shall, in addition to any other rights and remedies which the Purchaser may have at Law, be entitled to seek equitable relief, including injunctive relief, and to seek the remedy of specific performance with respect to any breach or threatened breach of such covenant, as may be available from any court of competent jurisdiction.  In addition, the Seller and the Purchaser agree that the terms of the covenant in this Section 5.18 are fair and reasonable in light of the Purchaser’s plans for the Assets and the Business and are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby. In the event that any of the covenants contained in this Section 5.18 shall be determined by any court of competent jurisdiction to be unenforceable for any reason whatsoever, then any such provision or provisions shall not be deemed void, and the parties hereto agree that said limits may be modified by the court and that said covenant contained in this Section 5.18 shall be amended in accordance with said modification, it being specifically agreed by the parties that it is their continuing desire that this covenant be enforced to the full extent of its terms and conditions or if a court finds the scope of the covenant unenforceable, the court should redefine the covenant so as to comply with applicable Law.

SECTION 5.19.  UCC Termination Statements.  Prior to the Closing Date, Seller shall use reasonable best efforts to deliver to Purchaser UCC-3 termination statements or similar documents evidencing the termination of all Liens on the Assets, other than Permitted Liens.

SECTION 5.20.  Covenant Not to Sue.  For so long as Seller or one of its Subsidiaries is the counterparty to, or with respect to any services received by Seller or one of its Subsidiaries under, the Messaging Agreement, (i) Seller shall not bring a claim for indemnification pursuant to Section 6(c)(iii) of the portion of the Messaging Agreement known as the Master Services Agreement with respect to any claim alleging that one or more of the Assets infringes the intellectual property rights of any Person as described in such Section 6(c)(iii), and (ii) Seller shall not (and shall cause its Subsidiaries not to) bring a claim against Purchaser alleging that the provision of services to Seller under the Messaging Agreement violates or infringes upon any Intellectual Property Right of Seller.  For the avoidance of doubt, this paragraph shall not create any obligation of or with respect to any assignee of the Messaging Agreement that is not an Affiliate of Seller.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01.  Offers and Terms of Employment.

(a)           No later than 5 days prior to Closing, Seller shall update Section 1.01(a)(ii) of the Seller Disclosure Schedule to reflect any change in the status of Employees, and Purchaser shall update Section 6.01(a) of the Seller Disclosure Schedule.  Seller shall terminate, effective as of the Closing Date, the employment of all Employees listed in Section 6.01(a) of the Seller Disclosure Schedule.  Effective as of the Closing Date, Purchaser shall, or shall cause one of its applicable Subsidiaries to offer employment to each Employee who is listed in Section 6.01(a) of the Seller Disclosure Schedule (each such Employee, an “Offeree”).  Each Offeree who accepts Purchaser’s or one of its Subsidiaries’ offer of employment shall be referred to herein as a “Transferred Employee.”

(b)           Purchaser shall cause each offer of employment pursuant to Section 6.01(a) to provide for (i) an annual salary or hourly wage rate (as applicable), (ii) annual and long-term bonus and incentive compensation opportunities (other than incentive compensation opportunities related to the transactions contemplated by this Agreement or equity compensation) and, (iii) employee benefits  (collectively, the “Employment Terms”) that are substantially comparable, in the aggregate, to Employment Terms of, or made available to, similarly situated employees of the Purchaser and its Subsidiaries.

(c)           During the one-year period immediately following the Closing Date or any longer period required by applicable Law (such period, the “Coverage Period”), Purchaser shall, and shall cause its Subsidiaries to, continue to provide each Transferred Employee with the Employment Terms pursuant to this Section 6.01.  Nothing herein shall restrict the right of Purchaser or a Subsidiary of Purchaser to terminate the employment of any Transferred Employee, provided any such termination is effected in accordance with applicable Law and the terms of any applicable Purchaser Benefit Plan or applicable collective agreement or collective bargaining agreement.

(d)           If any Transferred Employee requires a visa, work permit or employment pass or other approval for his employment to commence with, or to transfer to or continue with Purchaser or any of its Subsidiaries following the Closing Date, Purchaser shall promptly file any and all necessary applications or documents and shall take all actions needed to secure the necessary visa, permit, pass or other approval, and Seller shall provide such assistance as reasonably requested by Purchaser in connection therewith.  Seller agrees that it will amend its qualified 401(k) plan to provide 100% vesting for all Transferred Employees.

(e)           Not later than fifteen days after the end of each month during the Coverage Period, Purchaser shall provide Seller with the information set forth in Section 6.01(e) of the Seller Disclosure Schedule with respect to (i) each Transferred Employee who receives a payment from Purchaser pursuant to any Change of Control Agreement, together with information reasonably requested by Seller regarding the Transferred Employees in furtherance of this paragraph, and (ii) Seller shall provide Purchaser with the amounts due to any Transferred Employees under the VeriSign Performance Plan.  Promptly following delivery of the foregoing information, but in no event more than ten (10) Business Days thereafter, Seller shall promptly reimburse Purchaser with respect to amounts paid or to be paid in that monthly period to any such former Transferred Employee in respect of a Liability assumed by Purchaser under Section 2.02(a)(vi), by wire transfer of immediately available U.S. Dollar funds to an account designated by Purchaser.

(f)            Section 6.02(f) of the Seller Disclosure Schedule sets forth a list of Persons who, as of the date hereof, are on a leave of absence from the Business (each, an “Absent Employee”).  Not less than 5 days prior to Closing, Purchaser shall indicate to Seller the Absent Employees, if any, to which Purchaser intends to offer employment.  Any Absent Employee who receives such an offer shall be deemed an “Offeree” for the purposes of this Agreement.  In the event that any Absent Employee returns from absence leave prior to the Closing, such Absent Employee shall automatically be deemed an “Employee” for the purposes of this Agreement, and upon accepting Purchaser’s offer of employment pursuant to this paragraph an Absent Employee shall automatically be deemed a “Transferred Employee” for purposes of this Agreement.

SECTION 6.02.  Assumption of Liabilities.

(a)           Purchaser shall, and shall cause its Subsidiaries to, assume, honor, pay and perform any and all Liabilities of Seller, or any of its Subsidiaries, to or in respect of any Transferred Employee for accrued but unpaid vacation benefits listed in Section 6.02(a) of the Seller Disclosure Schedule (as such amounts may be adjusted as of the Closing).  Effective from and after the Closing Date, Purchaser and its Subsidiaries shall assume and be solely responsible for all employment and employee benefits-related Liabilities that arise on or after the Closing Date and that relate to any Transferred Employee (or any dependent or beneficiary of such Transferred Employee) and neither Seller nor any of its Subsidiaries shall have any Liability with respect to any such Transferred Employee (or any dependent or beneficiary of such Transferred Employee) that relates to such Transferred Employee’s employment with Purchaser or any of its Subsidiaries, except that Seller and its Subsidiaries shall retain any Liabilities that arise at any time under the Seller Benefit Plans.

(b)           Seller agrees that it shall be solely responsible for satisfying the continuation coverage requirements of Section 4980B of the Code for all “M&A qualified beneficiaries,” as such term is defined in Treasury Regulation 54.4980B-9.

(c)           Except as specifically provided in this Article VI, Seller and its Subsidiaries shall retain and be solely responsible for all employment Liabilities of Seller to the extent such Liabilities were incurred or arose at any time prior to the Closing Date that relate to any Employee (including any Transferred Employee).  Seller and its Subsidiaries shall retain and be solely responsible for all employee benefits related Liabilities of Sellers, any of its Subsidiaries, any Seller Benefit Plan or any Benefit Plan of an ERISA Affiliate regardless of when such Liabilities arose or were incurred.

SECTION 6.03.  [Reserved.]

SECTION 6.04.  Participation in Purchaser Benefit Plans.

(a)           Effective as of the Closing Date, except as otherwise provided in this Article VI, each Transferred Employee shall cease to participate in any Seller Benefit Plan (other than as a former employee of Seller and its Subsidiaries to the extent, if any, permitted by the terms of such Seller Benefit Plan).  Effective from and after the Closing Date, Purchaser shall, or shall cause its applicable Subsidiaries to, establish or have in effect Benefit Plans for the benefit of the Transferred Employees (and their dependents and beneficiaries) in accordance with the requirements of this Article VI and Purchaser’s and its Subsidiaries’ offers of employment.

(b)           From and after the Closing Date, Purchaser shall, and shall cause its applicable Subsidiaries to, recognize the service of the Transferred Employees prior to the Closing Date with Seller or any of its Affiliates and any of their respective predecessors as service with Purchaser for the purposes of eligibility and vesting, and for the purposes of benefit accrual under vacation and paid time off, under the Purchaser Benefit Plans, except to the extent the recognition of such service would result in the duplication of benefits for the same period of service.  With respect to any Purchaser Benefit Plan that is a medical, dental, other health, life insurance or disability plan, Purchaser shall, and shall cause its Subsidiaries to, (a) waive or cause to be waived any pre-existing condition exclusions and requirements that would result in a lack of coverage of any pre-existing condition of a Transferred Employee (or any dependent thereof) that would have been covered under the Seller Benefit Plan in which such Transferred Employee (or eligible and enrolled dependent thereof) was a participant immediately prior to the Closing Date, and credit or cause to be credited any time accrued against applicable waiting periods relating to such pre-existing condition and (b) waive any health eligibility, actively-at-work or medical examination requirements under the Purchaser Benefit Plans.

(c)           Purchaser agrees to cause its tax-qualified defined contribution plan for U.S. employees to allow each Transferred Employee who has one or more account balances in Seller’s tax-qualified 401(k) plan to make a “direct rollover” of such account balances (including promissory notes evidencing all outstanding loans but excluding any Seller stock) from Seller’s defined contribution plan if such Transferred Employee elects to make such a rollover.

SECTION 6.05.  WARN Act Compliance.  Purchaser agrees to provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), and any similar Law, and to otherwise comply with the WARN Act and any such other similar Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Transferred Employees (including as a result of the consummation of the transactions contemplated by this Agreement) and occurring from and after the Closing Date.  Seller shall comply with the WARN Act or any similar Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Employees and occurring prior to the Closing Date.  Provided that on or before the Closing Date, Seller has provided to Purchaser a list of employee layoffs, by date and location, implemented by the Seller in the 90-day period preceding the

Closing Date, Purchaser agrees not to take and to cause its Subsidiaries not to take, any action that would create any Liability or penalty to Seller under the WARN Act or any similar Law.

SECTION 6.06.  No Amendments or Third-Party Beneficiaries.

(a)           Nothing contained in this Agreement shall (i) constitute or be deemed to be an amendment to any Purchaser Benefit Plan or Seller Benefit Plan or (ii) require Purchaser to amend, modify, affect, or terminate any Purchaser Benefit Plan (other than as may be required to reflect the obligations of the Purchaser set forth in Section 6.04 above).

(b)           The provisions of this Section 6.06 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Employee), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.06) under or by reason of any provision of this Agreement.

ARTICLE VII

TAX MATTERS

SECTION 7.01.  Transfer Taxes.  Purchaser shall (or shall cause its applicable Subsidiary to) be responsible for and pay and indemnify and hold Seller and its Subsidiaries harmless from, any and all Transfer Taxes imposed by any Governmental Authority in connection with this Agreement, the Ancillary Agreements and the transactions contemplated by this Agreement or the Ancillary Agreements.  In the event that any such Transfer Taxes are required under applicable Law to be collected, remitted or paid by Seller or any of its Subsidiaries or any agent thereof (as requested by Seller or any of its Subsidiaries), Purchaser shall (on behalf of itself and of its applicable Subsidiaries) pay the amount of such Transfer Taxes to Seller, any of its Subsidiaries or any such agent, as applicable, at the Closing or thereafter, as applicable, as requested of or by Seller.  Notwithstanding the foregoing, all payments due to Seller shall be made without any deduction or withholding on account of any Taxes, except as required by applicable Law in which case the sum payable by Purchaser in respect of which such deduction or withholding is to be made shall be increased to the extent necessary to ensure that, after making such deduction or withholding, Seller receives and retains (free from any Liability in respect thereof) a net sum equal to the sum it would have received but for such deduction or withholding being required.

SECTION 7.02.  Tax Characterization of Adjustments.  Seller and Purchaser agree to treat, and cause their respective Subsidiaries to treat, all payments made either to or for the benefit of the other under any indemnity provisions of this Agreement and for any misrepresentations or breach of warranty or covenants as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof.

SECTION 7.03.  Parties’ Responsibility.  Subject to Section 7.01, Seller, or a relevant Subsidiary of Seller, as applicable, is and shall remain solely responsible for all Tax matters and Liabilities arising from or relating to the Business or the Assets before the Closing

Date.  Purchaser, or a relevant Subsidiary of Purchaser, as applicable, shall be solely responsible for all Tax matters and Liabilities arising from or relating to the Business or the Assets on and after the Closing Date.  In the case of any Straddle Period, the amount of any Taxes based on or measured by income or receipts of the Business for the portion of the Straddle Period before the Closing Date shall be determined based on an interim closing of the books as though the Taxable period of Seller, or its Subsidiary, as applicable, ended on the calendar day immediately preceding the Closing Date.  The amount of other Taxes of the Business for the portion of the Straddle Period up to the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the calendar day immediately preceding the Closing Date and the denominator of which is the number of days in such Straddle Period.  The parties shall cooperate with each other concerning all Tax matters, including the filing of all material federal, state, local and foreign Tax Returns and other governmental filings associated therewith.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01.  Conditions to Each Party’s Obligation.  The obligation of Purchaser and Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)           Governmental Approvals.  All applicable waiting periods under the HSR Act and any other material antitrust or trade regulation Laws of any jurisdiction, if applicable to the consummation of the transactions contemplated by this Agreement, shall have expired or been terminated, and all necessary Consents thereunder shall have been received.

(b)           No Injunction or Statute. No Governmental Order enacted, entered, promulgated, enforced or issued by any Governmental Entity preventing consummation of the transactions contemplated by this Agreement shall be in effect on the Closing Date.

(c)           No Proceeding. There shall not be pending (i) any proceeding by any Governmental Entity challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or (ii) any suit or action by any third Person challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement which, if successful, would reasonably be expected to result in a Material Adverse Effect.

SECTION 8.02.  Conditions to Obligations of Seller.  The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)           Except for any inaccuracy that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement or on Seller or any of its Affiliates, each representation and warranty contained in Article IV (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct (i) as of the date of this Agreement and as of the Closing Date as  if restated at and as of the Closing Date or (ii) if made as of a date specified therein, as of such date, and Seller shall have received a certificate signed by a senior officer of Purchaser to such effect.

(b)           The covenants, obligations and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects, except that Purchaser shall have complied in all respects with its obligations under Article II to be complied with by Purchaser on or before the Closing, and Seller shall have received a certificate signed by a senior officer of Purchaser to such effect.

(c)           Each of Purchaser and, if applicable, its wholly owned Subsidiaries shall have executed and delivered to Seller each of the Ancillary Agreements to which it is a party.

SECTION 8.03.  Conditions to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)           The representations and warranties in Section 3.05(b) and Section 3.08(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as if restated at and as of the Closing Date and in the case of each other representation and warranty contained in Article III, except for any failure to be true and correct that has not had and would not reasonably be expected to have a Material Adverse Effect, such representation or warranty (disregarding all materiality and Material Adverse Effect qualifications contained therein), shall be true and correct (i) as if restated on and as of the Closing Date or (ii) if made as of a date specified therein, as of such date, and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.

(b)           The covenants, obligations and agreements contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects, except that Seller shall have complied in all respects with its obligations under Article II to be complied with by Seller on or before the Closing, and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.

(c)           Each of Seller and, if applicable, its Subsidiaries shall have executed and delivered to Purchaser each of the Ancillary Agreements to which it is a party.

(d)           Purchaser shall have obtained debt financing in the amounts described in, and on the terms and conditions set forth in, the Debt Commitment Letter.

(e)           Seller shall have received or obtained all Consents identified on Section 8.03(e) of the Seller Disclosure Schedule.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01.  Termination.  This Agreement may be terminated at any time prior to the Closing (except as limited as to time in the case of paragraph (b) below):

(a)           by the mutual written consent of Seller and Purchaser;

(b)           by Seller or Purchaser, upon prior written notice to the other party, if the Closing shall not have occurred prior to April 30, 2009 (the “Termination Date”); except that  if the waiting period under the HSR Act shall not have expired or been terminated and, as of such date, all other conditions to the Closing set forth in Article VIII shall have been satisfied or, for those conditions intended to be satisfied at the Closing, shall be capable of being satisfied, the Termination Date may be extended once by either party for an additional 90 days, in which case all references to the Termination Date shall be to the Termination Date as extended;

(c)           by Seller,

(i)            upon prior written notice to Purchaser, in the event a condition set forth in Section 8.01 or Section 8.02 has not been satisfied, is not reasonably capable of being satisfied and has not been waived by Seller, on or prior to the Termination Date;

(ii)           if the Seller (x) shall have given Purchaser written notice advising Purchaser that it intends to enter into a Superior Alternative Transaction (which shall include the material terms and conditions of such Superior Alternative Transaction, including the identity of the party making such proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents), (y) has complied in all material respects with Section 5.16 and so certifies to Purchaser and (z) not later than the day of such termination, Seller pays the Seller Termination Fee to Purchaser in accordance with Section 9.03(b); provided, however, that Seller shall not (and shall not have the right to) terminate this Agreement pursuant to this Section 9.01(c)(ii) unless and until Seller shall have given the Purchaser five Business Days after delivery of each such written notice to propose revisions to the terms of this Agreement (or make another proposal) and shall have negotiated in good faith with the Purchaser with respect to such proposed revisions or other proposal, if any, to cause such Alternative Transaction to cease to be a Superior Alternative Transaction; it being agreed that if Purchaser agrees to modify the terms of the transactions contemplated by this Agreement such that the Purchase Price hereunder is no lower than the aggregate purchase price, as determined by the board of directors of Seller (after consultation with a financial advisor of nationally recognized reputation), under the Superior Alternative Transaction (inclusive of assumed liabilities and reflecting terms of payment and the fair market value, as determined in good faith by Seller’s board of directors, of any non-cash consideration included in the purchase price), Seller shall not have a right to terminate this Agreement pursuant to this Section 9.01(c)(ii); or

(d)           by Purchaser,

(i)            upon prior written notice to Seller, in the event a condition set forth in Section 8.01 or Section 8.03 has not been satisfied, is not reasonably capable of being satisfied and has not been waived by Purchaser, on or prior to the Termination Date; or

(ii)           if Seller delivers to Purchaser the written notice contemplated by clause (x) of Section 9.01(c)(ii).

Notwithstanding anything in this Section 9.01 to the contrary, the right to terminate this Agreement pursuant to paragraphs (b), (c) or (d) above shall not be available to any party whose breach of any provision under this Agreement has been the cause of, or resulted in, the event or condition purportedly giving rise to a right to terminate this Agreement under such paragraph prior to the Closing.

SECTION 9.02.  Effect of Termination.  In the event of termination of this Agreement in accordance with this Article IX, this Agreement shall be null and void and of no further force and effect, except as set forth in this Section 9.02 and Article XI (other than Section 11.13), all of which shall survive any such termination, and there shall be no liability or obligation on the part of any party, except (a) as set forth in Section 9.03 or (b) subject to Section 9.03, with respect to any Losses incurred or suffered by a party that were the result of fraud or breach under this Agreement prior to termination.

SECTION 9.03.  Termination Fee.

(a)           If this Agreement is terminated by Seller or Purchaser pursuant to Section 9.01(b) and at such time all conditions set forth in Section 8.01 and Section 8.03 (other than Section 8.03(d)) shall have been satisfied or, for those conditions intended to be satisfied at the Closing, shall be capable of being satisfied, then Seller shall irrevocably elect no later than 5:00 p.m. Eastern Time on the fifth Business Day following such termination either (x) to require Purchaser to pay Seller, promptly following such election, a termination fee of $2,300,000 (the “Purchaser Termination Fee”), by wire transfer of immediately available funds (the “Purchaser Fee Election”) or (y) to irrevocably waive Seller’s right to receive the Purchaser Termination Fee and elect to pursue monetary damages available to Purchaser under the terms of this Agreement (the “Purchaser Damages Election”). Notwithstanding anything to the contrary in this Agreement, if Seller makes the Purchaser Fee Election, and Purchaser pays the Purchaser Termination Fee pursuant to the preceding sentence, such Purchaser Termination Fee shall be the sole and exclusive remedy, including on account of punitive damages, of the Seller and its Subsidiaries against Purchaser or any of its Subsidiaries, Affiliates, stockholders, directors, officers, employees or agents for any and all Losses suffered as a result of such termination.  For the avoidance of doubt, if Seller makes the Purchaser Fee Election and Purchaser pays the Purchaser Termination Fee, Purchaser shall have no other liability for any breach of this Agreement (regardless of the time of breach).  If

Seller makes the Purchaser Damages Election, then Seller shall be entitled to pursue monetary damages for only those Losses incurred or suffered by Seller that were the result of fraud or material breach by the Purchaser of its representations and warranties or covenants under this Agreement (other than Section 5.14, which shall be subject to claims for breach without regard to materiality) prior to termination.  In no event shall Purchaser be required to pay the Purchaser Termination Fee if Seller has not delivered the Purchaser Fee Election in accordance with this Section 9.03(a).

(b)           If this Agreement is terminated pursuant to Section 9.01(c)(ii) or Section 9.01(d)(ii), then Seller shall pay Purchaser $2,300,000 (the “Seller Termination Fee”) not later than the day of such termination, by wire transfer of immediately available funds. Notwithstanding anything to the contrary in this Agreement, Purchaser’s receipt of the Seller Termination Fee pursuant to the preceding sentence shall be the sole and exclusive remedy, including on account of punitive damages, of the Purchaser and its Subsidiaries against Seller or any of its Subsidiaries, Affiliates, stockholders, directors, officers, employees or agents  for any and all Losses suffered as a result of the termination of this Agreement pursuant to Section 9.01(c)(ii) or Section 9.01(d)(ii).

(c)           Each of the parties acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, that the amounts (if any) payable pursuant to Section 9.03(a) or Section 9.03(b) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Purchaser or Seller, as applicable, in the circumstances in which such termination fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and that, without these agreements, neither Purchaser nor Seller would enter into this Agreement.  Accordingly, if Purchaser or Seller, as the case may be, fails to timely pay the Seller Termination Fee or Purchaser Termination Fee, as applicable, when due in accordance with this Section 9.03, and, in order to obtain such payment, Purchaser or Seller, as the case may be, commences a suit that results in a judgment against the other party for the amounts set forth in this Section 9.03, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such suit.

ARTICLE X

INDEMNIFICATION

SECTION 10.01.  Indemnification; Remedies.

(a)           From and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser from and against all Losses incurred by Purchaser, its Subsidiaries and their respective officers and directors (collectively the “Purchaser Indemnified Persons”) that arise out of:

(i)            any breach by Seller of any of Seller’s representations and warranties contained in this Agreement (disregarding, for purposes of calculating damages but not for purposes of assessing whether a breach has occurred, any materiality or “Material Adverse Effect” qualification contained therein);

(ii)           any breach by Seller of its covenants contained in this Agreement; or

(iii)          any Retained Liabilities or Excluded Assets.

(b)           From and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller from and against all Losses incurred by Seller, its Subsidiaries and their respective officers and directors (collectively the “Seller Indemnified Persons”) that arise out of:

(i)            any breach by Purchaser of any of Purchaser’s representations and warranties contained in this Agreement;

(ii)           any breach by Purchaser of its covenants contained in this Agreement; or

(iii)          any Assumed Liabilities.

(c)           Seller’s and Purchaser’s indemnification obligation under Section 10.1(a) shall be subject to each of the following limitations:

(i)            with respect to indemnification under Section 10.01(a)(i) or solely with respect to covenants performed prior to Closing, Section 10.01(a)(ii), for Losses arising out of or relating to any breaches of any representation or warranty by Seller in this Agreement, such obligation to indemnify shall survive the Closing and terminate on September 1, 2010, except for (i) the representations and warranties set forth in Sections 3.01 (Organization and Good Standing), 3.02 (Authority), 3.08(b) (Ownership of the Assets) and 3.13 (Brokers), which shall survive indefinitely (the “Fundamental Representations”) and (ii) the representations and warranties in Section 3.15 (Taxes), which shall terminate 90 days following the expiration of the applicable statutes of limitation, in each such case unless before such date Purchaser has provided Seller with an applicable Claim Notice;

(ii)           there shall be no obligation to indemnify under Section 10.01(a)(i) or solely with respect to covenants performed prior to Closing, Section 10.01(a)(ii) (A) unless the aggregate of all Losses for which Seller, but for this clause (A), would be liable under Section 10.01(a)(i) and solely with respect to covenants performed prior to Closing, Section 10.01(a)(ii) exceeds on a cumulative basis an amount equal to $750,000 (the “Deductible”), and then only to the extent of such excess; or (B) for any amount, once the aggregate indemnification paid by Seller under Section 10.01(a)(i) or solely with respect to covenants performed prior to Closing, Section 10.01(a)(ii) exceeds $23,000,000; provided that the Deductible shall not apply to a breach of any Fundamental Representation or Section 3.11 (Environmental Matters);

(iii)          there shall be no obligation to indemnify under Section 10.01(a) to the extent the Loss (A) consists of a liability that was included in the determination of Final Working Capital, or (B) relates to any breach of representation, warranty, or covenant expressly and specifically waived, in writing, by Purchaser;

(iv)          there shall be no obligation to indemnify under Section 10.01(b) to the extent the Loss relates to any breach of representation, warranty, or covenant expressly and specifically waived, in writing, by Seller;

(v)           each Loss incurred by Purchaser or any Purchaser Indemnified Person shall be reduced by (A) the amount of any insurance proceeds actually recovered by Purchaser or any Purchaser Indemnified Person with respect to such Loss; (B) any indemnity, contribution or other similar payment payable to Purchaser or any Purchaser Indemnified Person by any third party with respect to such Loss; and (C) an amount equal to any reduction of cash Taxes currently payable if such reduction is attributable (on a marginal basis) to such Loss, with such reduction in Loss taken into account at the time that the reduction in cash Taxes currently payable is actually recognized for the taxable period in question; and

(vi)          each Loss incurred by Seller or any Seller Indemnified Person shall be reduced by (A) the amount of any insurance proceeds actually recovered by Seller or any Seller Indemnified Person with respect to such Loss; (B) any indemnity, contribution or other similar payment payable to Seller or any Seller Indemnified Person by any third party with respect to such Loss; and (C) an amount equal to any reduction of cash Taxes currently payable if such reduction is attributable (on a marginal basis) to such Loss, with such reduction in Loss taken into account at the time that the reduction in cash Taxes currently payable is actually recognized for the taxable period in question.

SECTION 10.02.  Notice of Claim; Defense.

(a)           If (i) any third party or Governmental Authority institutes, threatens or asserts any Action that may give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this Article X (a “Third-Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) shall have a claim to be indemnified by an Indemnifying Party that does not involve a Third-Party Claim, then the Indemnified Party shall promptly send to the Indemnifying Party a written notice specifying the nature of such claim and the amount of all related Losses (a “Claim Notice”).  The Indemnifying Party shall be relieved of its indemnification obligations under this Article X only if (and then only to the extent that) it is actually prejudiced by the failure of the Indemnified Parties to provide a timely and adequate Claim Notice.

(b)           In the event of a Third-Party Claim, the Indemnifying Party may elect to retain counsel of its choice to represent such Indemnified Parties in connection with such Action and shall pay the fees, charges and disbursements of such counsel so long as (i) the

Indemnifying Party notifies the Indemnified Party, within thirty (30) days after the Indemnified Party has given notice of the Third-Party Claim to the Indemnifying Party, that the Indemnifying Party is assuming the defense against (or settlement of) such Third Party Claim and will indemnify the Indemnified Party against such Third Party Claim in its name or, if necessary, in the name of the Indemnified Party in accordance with the terms and limitations of this Article X; provided, that (A) the Indemnified Parties and their counsel shall cooperate with the Indemnifying Party and its counsel in connection with such Action and (B) the Indemnifying Party shall not be entitled to assume the conduct and control of such settlement and defense if (w) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (x) the Indemnified Party is advised by counsel chosen by it that there are one or more defenses available to the Indemnified Party which the Indemnifying Party has not or cannot assert on behalf of the Indemnified Party or (y) the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim.  The Indemnifying Party shall not settle any such Action without the relevant Indemnified Parties’ prior written consent (which shall not be unreasonably withheld), unless (1) the sole relief provided is monetary damages that are entirely paid or reimbursed by the Indemnifying Party, (2) there is no finding or admission of any violation of applicable law and (3) such settlement includes an unconditional release from all liability with respect to such claim, and, in addition to the foregoing the Indemnifying Party shall not settle any third party claim with respect to Taxes that could adversely affect the Indemnified Party without prior written consent of such Indemnified Party, which consent shall not be unreasonably withheld.  Notwithstanding the foregoing, if the Indemnifying Party elects not to retain counsel and assume control of such defense or is otherwise not entitled to do so in accordance with this Section 10.02, then the Indemnified Parties shall assume control of the defense in connection with such Action, and the fees, charges and disbursements of no more than one such counsel per jurisdiction selected by the Indemnified Parties shall be reimbursed by the Indemnifying Party.  Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Action that is entered into without its prior written consent (which shall not be unreasonably withheld).

(c)           From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its counsel, experts and representatives full access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties).

SECTION 10.03.  No Duplication; Exclusive Remedy.

(a)           Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting an Asset, an Assumed Liability, an Excluded Asset or a Retained Liability, or a breach of more than one representation, warranty, covenant or agreement, as applicable.

(b)           From and after the Closing, the exclusive remedy of the Indemnified Persons in connection with this Agreement and the transactions contemplated hereby (whether under this contract or arising under common law or any other Law) shall be as provided in this Article X; provided, however, that nothing in this Article X shall limit in any way either party’s remedies in respect of intentional fraud by the other party in connection with the transactions contemplated hereby.  In addition, nothing in this Section 10.03(b) shall operate to interfere with or impede the operation of the provisions of Section 2.03(d) or Section 2.04 or Purchaser’s right to seek equitable remedies (including specific performance or injunctive relief) to enforce Section 5.03, Section 5.17 and Section 5.18.

SECTION 10.04.  Limitation on Set-off.  Neither Purchaser nor Seller shall have any right to set off any unresolved indemnification claim pursuant to this Article X against any payment due pursuant to Article II.

SECTION 10.05.  Mitigation.  Purchaser and Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party under this Article X, including by making reasonable best efforts to mitigate, whether by seeking claims against a third party, an insurer or otherwise.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01.  Waiver.  Either party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  Any failure to assert, or delay in the assertion of, rights under this Agreement shall not constitute a waiver of those rights.

SECTION 11.02.  Expenses.

(a)           Except as otherwise provided in this Agreement or the Ancillary Agreements, the parties shall bear their respective direct and indirect costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby.

(b)           Unless otherwise indicated, all dollar amounts stated in this Agreement are stated in U.S. currency and all payments required under this Agreement shall be paid in U.S. currency in immediately available funds.

SECTION 11.03.  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective Persons at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.03):

If to Seller:

VeriSign, Inc.
487 East Middlefield Road, Building 2
Mountain View, CA 94043
Attention:  General Counsel
Fax Number:  (650) 426-5113

with copies (which shall not constitute notice) to:

VeriSign, Inc.
487 East Middlefield Road, Building 2
Mountain View, CA 94043
Attention:  Kevin Werner
Fax Number:  (650) 961-7300

and

Cleary Gottlieb Steen & Hamilton LLP
2000 Pennsylvania Avenue, NW
Washington, DC 20006
Attention:  Paul D. Marquardt
Fax Number:  (202) 974-1999

If to Purchaser:

Transaction Network Services, Inc.
11480 Commerce Park Drive, #600
Reston, VA 20191
Attn:  General Counsel
Fax Number: (703) 453-8397

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
655 15th Street, NW
Washington, DC 20005
Attention:  Mark D. Director and Andrew M. Herman
Fax Number:  (202) 879-5200

SECTION 11.04.  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.05.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

SECTION 11.06.  Entire Agreement.  This Agreement, together with the Ancillary Agreements and the Confidentiality Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between Seller and Purchaser with respect to the subject matter hereof.

SECTION 11.07.  Assignment.  Except as explicitly provided herein, neither party may directly or indirectly transfer any of its rights or delegate any of its obligations hereunder without the prior written consent of the other party, provided that Purchaser may assign its rights hereunder to any lender providing financing to Purchaser as security for such financing (or any refinancing of such financing).  In addition, Purchaser may assign in whole or in part its rights and delegate in whole or in part its obligations pursuant to this Agreement (including the right to purchase the Assets and the obligation to assume the Assumed Liabilities) and all other agreements, documents and instruments executed and/or delivered in connection herewith to one or more of its Affiliates; provided that no such assignment or delegation shall relieve Purchaser of its obligation to Seller hereunder.  Any purported transfer or delegation in violation of this Section 11.07 shall be null and void.

SECTION 11.08.  No Third-Party Beneficiaries.  Except for the rights of the Purchaser Indemnified Persons and Seller Indemnified Persons under Article X, this Agreement is for the sole benefit of the parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 11.09.  Amendment.  This Agreement may not be amended or modified except by an instrument in writing signed by the parties.

SECTION 11.10.  Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)           Any questions, claims, disputes, remedies or Actions arising from or related to this Agreement, and any relief or remedies sought by any parties hereunder, shall be governed exclusively by the laws of the State of Delaware, without regard to any conflict of laws provisions thereof that would result in the application of the laws of another jurisdiction.

(b)           To the fullest extent permitted by applicable Law, each party hereto (i) agrees that any claim, action or proceeding by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the United States District Court for the District of Delaware or any court of the State of Delaware, and not in any other State or Federal court in the United States of America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in Delaware for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Action brought in such a court or any claim that any such Action brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.03 or any other manner as may be permitted by Law shall be valid and sufficient service thereof, and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  The preceding sentence shall not limit the jurisdiction of the Accounting Arbitrator set forth in Section 2.04, although claims described in the preceding sentence may be asserted in such courts for purposes of enforcing the jurisdiction and judgments of the Accounting Arbitrator.

(c)           Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby.  Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Ancillary Agreements, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.10.

SECTION 11.11.  Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

SECTION 11.12.  No Presumption.  The parties to this Agreement agree that this Agreement was negotiated fairly between them at arm’s length and that the final terms of this Agreement are the product of the parties’ negotiations. Each party represents and warrants that it has sought and received experienced legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against a party or parties on the grounds that the party or parties drafted or was more responsible for drafting the provisions.

SECTION 11.13.  Availability of Equitable Relief.  The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof.  Accordingly, prior to the termination of this Agreement pursuant to Article IX, in the event of any breach or threatened breach by a party of its obligations under this Agreement prior to the Closing, the affected party shall be entitled to equitable relief (including specific performance of the terms hereof) without prejudice to any other rights or remedies that may otherwise be available to such other party, except that in no event shall Purchaser be required to consummate the Closing contemplated by this Agreement or shall Seller be entitled to seek specific performance requiring such Closing if the condition set forth in Section 8.03(d) has not been satisfied on or prior to the termination of this Agreement.

SECTION 11.14.  Construction of Agreements.  Notwithstanding any other provisions in this Agreement to the contrary, in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement entered into by Seller and Purchaser pursuant to this Agreement, the provisions of this Agreement shall control (unless the Ancillary Agreement explicitly provides otherwise).

IN WITNESS WHEREOF, Seller and Purchaser have caused this Asset Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TRANSACTION NETWORK SERVICES, INC.

By:	/s/ Henry H. Graham, Jr.
Name: Henry H. Graham, Jr.
Title: Chief Executive Officer

VERISIGN, INC.

By:	/s/ Kevin A. Werner
Name: Kevin A. Werner
Title: Senior Vice President